Exhibit 99.36

INFORMATION CIRCULAR

In respect of the

Annual and Special General Meeting of Shareholders

to be held on October 15, 2020

Dated as of September 16, 2020

GLOSSARY

In this Circular, unless otherwise stated, the following capitalized terms have the meaning set out below:

“Board” means the board of directors of Skeena.

“Circular” means this information circular of the Company.

“Dollars” or “$” means Canadian dollars, unless otherwise specified.

“Meeting” means the annual general meeting of holders of Shares that is being held on October 15, 2020 or any adjournment or postponement thereof.

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

“Person” means an individual or a company and includes any corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“Record Date” means September 10, 2020.

“Shareholder” or “Shareholders” means a holder or holders of Shares, as applicable.

“Shares” means common shares in the capital of the Company.

“Skeena” or the “Company” means Skeena Resources Limited.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

GENERAL PROXY INFORMATION

This Information Circular (“Circular”), together with the Notice of Meeting and the Proxy (collectively, the “Meeting Materials”) is being furnished in connection with the solicitation of proxies (“Proxies”) and voting instruction forms (“VIFs”) by the management of Skeena for use at the annual general and special meeting of the Shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies and VIFs may also be solicited personally or by telephone by directors, officers or regular employees of the Company at nominal cost. The cost of solicitation will be borne by the Company.

Skeena is not using the ‘Notice and Access’ procedures available under NI 54-101 in respect of the Meeting.

COMPLETION AND VOTING OF PROXIES AND VIF’S

Voting

Voting at the Meeting will be by a show of hands, each registered Shareholder and each person representing a registered or unregistered Shareholder through a Proxy or VIF (a “Proxyholder”) having one vote, unless a poll is required (if the number of Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such Shareholder and Proxyholder is entitled to one vote for each Share held or represented, respectively.

To approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66⅔% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the enclosed form of Proxy or VIF as Proxyholders are directors or officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons named in the Proxy or VIF as Proxyholders to attend and vote on the Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder must strike out the names of the persons named in the Proxy or VIF as Proxyholders and insert the name of the Shareholder’s nominee in the space provided or, if the Shareholder is a registered Shareholder, complete another form of Proxy.

If the instructions in a Proxy are certain, the shares represented thereby will be voted or withheld from voting in accordance with such instructions on any poll that may be called for, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted accordingly.

Where no choice has been specified by the shareholder and the management proxyholders named in the form of Proxy have been appointed, such shares will be voted in accordance with the recommendations of management as set out on the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

The Proxy or VIF must be dated and signed by the Shareholder or the Shareholder’s attorney authorized in writing in order to be valid. In the case of a corporation, the Proxy or VIF must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

Shareholders must return their completed Proxies and VIFs, together with the power of attorney or other authority, if any, under which it was signed or a notarial certified copy thereof, in accordance with the instructions thereon. Proxies (but not VIFs, unless the VIF has Computershare’s name and address on the top right corner of the first page) may also be returned to the Company’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. Proxies received after the time set out in the Proxy or VIF for delivery thereof may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion.

Registered Shareholders

Only persons registered as Shareholders in the Company’s central securities register as of the close of business on the Record Date or duly appointed Proxyholders will be recognized to make motions at the Meeting.

Unregistered Shareholders

Shareholders holding their Shares through intermediaries (such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees; each an “Intermediary”, and collectively, “Intermediaries”) will not be recognized nor may they make motions or vote at the Meeting except as described below.

If Shares are listed in an account statement provided to a Shareholder by an Intermediary, those Shares are probably not registered in the Shareholder’s name. Such Shares will probably be registered in the name of the Intermediary or its nominee and can only be voted through a duly completed Proxy given by the Intermediary. Without specific instructions, Intermediaries are prohibited from voting Shares for their clients. Therefore, each unregistered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

NI 54-101 requires Intermediaries to seek voting instructions from those beneficial Shareholders that have refused to allow their address to be provided to the Company (“OBOs”) in advance of Shareholder meetings. Intermediaries may have their own mailing procedures and provide their own form of VIF to clients, which should be carefully followed by unregistered Shareholders to ensure their Shares are voted at the Meeting. The VIF supplied to OBOs by Intermediaries is substantially similar to the Proxy provided by the Company directly to the registered Shareholders, however, it is limited to instructing the Intermediary (as the registered Shareholder) how to vote on behalf of the OBO.

Most Intermediaries in Canada and the United States of America (“USA”) delegate responsibility for obtaining instructions from OBOs to a third party corporation such as Broadridge Investor Services (if the Shareholder is an unregistered (beneficial) Shareholder that has consented to allow its address to be provided to the Company (a “NOBO”), the Company or its transfer agent may do so directly). This third party corporation sends a machine-readable VIF to OBOs and asks the OBOs to return the VIFs to them or provide instructions to them through the Internet or by telephone. The third party corporation (or the Company or its agent, if it has sent the VIF to the NOBO directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.

Skeena is taking advantage of certain provisions under NI 54-101 that allow it to send Meeting Materials to NOBOs directly. In accordance with the requirements of NI 54-101, Skeena has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to OBOs. The Company will pay for Intermediaries to forward the Meeting Materials to OBOs.

These securityholder materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If a NOBO wishes to attend the Meeting and vote in person (or have another person attend and vote on behalf of the NOBO), the NOBO should insert the name of the NOBO (or the name of the person that the NOBO wants to attend and vote on the NOBO’s behalf) in the space provided on the VIF and return it to Computershare in accordance with the instructions provided on the VIF. If Computershare or the Company receives a written request that the NOBO or its nominee be appointed as Proxyholder, if management is holding a proxy with respect to common shares beneficially owned by such NOBO, the Company must arrange, without expense to the NOBO, to appoint the NOBO or its nominee as Proxyholder in respect of those common shares. Under NI 54-101, unless corporate law does not allow it, if the NOBO or its nominee is appointed as Proxyholder by the Company in this manner, the NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. If the Company receives such instructions at least one business day before the deadline for submission of proxies, it is required to deposit the proxy within that deadline, in order to appoint the NOBO or its nominee as Proxyholder. If a NOBO requests that the NOBO or its nominee be appointed as Proxyholder, the NOBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the NOBOs vote to be counted.

If an OBO wishes to attend the Meeting and vote in person (or have another person attend and vote on behalf of the OBO), the OBO should insert the OBO’s name (or the name of the person the OBO wants to attend and vote on the OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the OBO’s intermediary or send the intermediary another written request that the OBO or its nominee be appointed as Proxyholder. The Intermediary is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or its nominee as Proxyholder in respect of the OBO’s common shares. Under NI 54-101, unless corporate law does not allow it, if the Intermediary makes an appointment in this manner, the OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the OBO or its nominee as Proxyholder. If an OBO requests that the Intermediary appoint the OBO or its nominee as Proxyholder, the OBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the OBOs vote to be counted.

If an unregistered Shareholder receives a VIF and does not wish to attend the Meeting as a Proxyholder, the VIF must be returned, or instructions respecting the voting of Shares must be communicated, to the third party corporation (or the Company or its transfer agent) in advance of the deadline for the submissions of proxies to ensure that the Shares are voted in accordance with the instructions on that VIF.

Shareholders with questions respecting the voting of Shares held through an Intermediary should contact that Intermediary for assistance.

REVOCATION OF PROXIES AND VIF’S

Shareholders have the power to revoke Proxies and VIFs previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy or VIF, as applicable, bearing a later date) signed by a Shareholder or the Shareholder’s attorney authorized in writing and, for a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. Such instrument must be delivered to Computershare as set out under ‘Completion and Voting of Proxies and VIFs – Appointment of Proxyholders’ above, to the Company as set out under ‘Additional Information’ below or to the Company’s registered office (at Suite # 650 - 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3 or by fax to (+1) 604-558-7695 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, none of the directors or executive officers of the Company, any person who has held such a position during the financial years ended December 31, 2019 or December 31, 2018, any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Shares are the only class of shares of the Company entitled to be voted at the Meeting. All issued Shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only Shareholders of record as at the close of business on September 10, 2020 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof.

The common share figures set out herein are post-consolidation common shares due to the completion of share consolidation by the Company on October 20, 2017. There were 171,641,435 common shares of the Company issued and outstanding as of the Record Date.

To the knowledge of the directors and senior officers of the Company, as at the Record Date, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities as at Record Date	Percentage of Issued Voting Securities
Deutsche Balaton Aktiengesellschaft (“DB”)(1)	21,722,806	12.66%
Luxor Capital Group, LP (“LCG”)(2)	18,657,808	10.87%

Note:

(1)	DB, whose principal business is to invest in its own funds, together with DELPHI Unternehmensberatung AG (“DU”), whose principal business is to invest in its own funds, and Sparta AG (“SP”), whose principal business is to invest in its own funds (are together hereinafter referred to as “Joint Actors”). DB owns a majority interest in SP. DU indirectly owns a majority interest in DB. Wilhelm Konrad Thomas Zours, an individual and the sole member of the board of management of DU, owns a majority interest in DU. DB and the Joint Actors directly or indirectly, have control and direction over the number and percentage of Skeena common shares indicated above.
(2)	As of July 31, 2020, LCG owns or exercises control or direction over the number and percentage of Skeena common shares indicated above. LCG exercises control or direction over the Skeena common shares through accounts and funds managed by LCG.

(3)	On August 3, 2020, Barrick Gold Inc., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”), and Skeena entered into definitive agreement (the “Definitive Agreement”) pursuant to which, among other things, Skeena will exercise its option to acquire the Eskay Creek project and Barrick has agreed to waive its back-in right on the Eskay Creek project, all upon the terms and conditions set out in the Definitive Agreement (the “Definitive Agreement Transaction”). As consideration for the Definitive Agreement Transaction, Skeena agreed to issue to Barrick 22,500,000 units, with each unit comprising one common share and one half of a warrant. Each whole warrant entitles Barrick to purchase one additional common share at an exercise price of $2.70 per common share until the second anniversary of the closing of the Definitive Agreement Transaction. On a pro-forma basis, at the closing of the Definitive Agreement Transaction Barrick will hold 24,075,000 common shares, representing approximately 12.3% of Skeena’s issued and outstanding common shares (calculated on a non-diluted basis). The Definitive Agreement Transaction is expected to close in the fourth quarter of 2020, subject to customary conditions, including certain government approvals and the approval of the TSX Venture Exchange.

ADVANCE NOTICE POLICY

The Company has an advance notice policy in place which requires that Shareholders who wish to nominate persons for election as directors of the Company must do so in accordance with certain deadlines.  This policy is in place to facilitate an orderly and efficient process respecting Shareholder meetings, to ensure that all Shareholders receive adequate notice of, and sufficient information regarding the persons nominated for election to the Board, enabling Shareholders to register a well-informed vote.  The Company received no notice of Shareholder nominees under the advance notice policy in respect of the Meeting.

Financial Statements

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2019 and December 31, 2018 together with the reports of the auditors thereon, as well as the interim financial statements of the Company for the six-month period ended June 30, 2020 are being presented at the Meeting.

These documents were previously sent to shareholders in accordance with applicable corporate and securities laws and are also available on SEDAR at www.sedar.com under the Company’s name.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Grant Thornton LLP, of Suite 1600, 333 Seymour Street, Vancouver, B.C. V6B 0A4, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Grant Thornton LLP was first appointed as the Company’s auditor on December 10, 2019.

Election of Directors

The number of directors for the Company is set by ordinary resolution of the shareholders of the Company. Management of the Company is seeking shareholder approval of an ordinary resolution to set the number of directors of the Company at five (5) for the ensuing year.

The persons below are management’s nominees to the Board, each of whom was elected by the Shareholders at the last annual general meeting of Shareholders, with the exception of Greg Beard, who was appointed on July 27, 2020. Each director will hold office until the next annual general meeting or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Articles or the director becomes disqualified to act as a director.

The following information concerning the directors has been furnished by each of them.

Name, Province or State and Country of Residence and Present Position in Company	Present Principal Occupation (1)	Director Since (2)	Number of Shares (3)
COLES, Walter Jr. New York, United States of America Director, President and CEO

President and CEO (since December 18, 2013) of the Company (principal business of Mr. Coles).

President and CEO (since October 15, 2010) of Anthem Resources Inc. (publicly traded (TSXV: AYN) uranium exploration company) until July 2015 when it merged with Eros Resources Corp.

Executive Vice-President (since September 27, 2012) of Virginia Energy Resources Inc. (publicly traded (TSX-V: VUI) uranium exploration and development company).

		Dec. 18, 2013	550,916 <1%
PARRY, Craig (4) British Columbia, Canada Director

President and CEO of IsoEnergy Ltd. since October 12, 2016 (principal business of Mr. Parry).

Senior Advisor and Co-Founder of EMR Capital (2012-2016).

Founding and former director of NexGen Energy Ltd., now senior advisor.

Chairman of Vizsla Resources.

		Dec. 15, 2016	62,500 <1%
PUTNAM, III, Borden Roger (4) California, United States of America Director

Professional Geologist (CA and WY, USA) F AusIMM, F SEG, with 45 years experience in industry (MRDI/Amec, Newmont Mining, AMAX Exploration), 12 of which were in investment management (hedge funds). Presently, Principal Analyst/Managing Director, Mione Capital, an independent mining industry consultancy providing technical due diligence evaluations in support of project finance (2009 to present) (principal business of Mr. Putnam).

Non-executive independent Director, Heron Resources, Australia (Nov. 2014 – July 2020).

		Jan. 29, 2018	104,708 <1%

Name, Province or State and Country of Residence and Present Position in Company	Present Principal Occupation (1)	Director Since (2)	Number of Shares (3)
(GILL) Kaur Hayre, Sukhjit (Suki)(4) British Columbia, Canada Director	Partner at Smythe LLP since 2012 (principal business of Ms. Gill). Director, BC Provincial Health Services Authority and Director, BC Ambulance Service – BC Emergency Health Services since March 2016.	Jan. 10, 2020	0 0%
BEARD, Greg New York, United States of America Director	Mr. Beard has over 25 years of investment management experience. Mr. Beard is currently a Senior Advisor at Apollo Global Management Inc., where we was the former Global Head of Natural Resources.	July 27, 2020	129,900 <1%

(1)	Includes occupations for preceding five years.
(2)	None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and a third party (other than the directors and executive officers of the Company acting as in that capacity).
(3)	The approximate number of common shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction that is expected to be exercised by each director as of the date of this Circular, on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially is expected to own, directly or indirectly, or exercise control or direction over more than 10% of the shares of the Company. Percentages are on an undiluted basis.
(4)	Member of the Audit Committee.

Corporate Cease Trade Orders

None of the directors or executive officers of Skeena is or has been, within the 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Bankruptcies

Other than as set forth below, none of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena is or has, within the 10 years prior to the date of this Circular, been a director or executive officer of any corporation that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, none of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or securityholder.

Mr. Beard is a director of EP Energy Corp. which is an oil and gas company that is publicly traded on the OTC markets, incorporated in Delaware and active in Texas and Utah. EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

Penalties or Sanctions

None of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There does not exist any conflicts of interest or potential material conflicts of interest between the Company and any director of officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

Majority Voting Policy

The Board has adopted a majority voting policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director will be expected to promptly tender a resignation for consideration by the Nomination Committee and the Board. The Nomination Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Nomination Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.

The Nomination Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders his resignation pursuant to the majority voting policy may not participate in the recommendation of the Nomination Committee or the decision of the Board with respect to his resignation. The Board will act on the recommendation of the Nomination Committee within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the majority voting policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON AT THE MEETING

Approval of the Company Stock Option and RSU Plan

The Board is requesting Shareholder approval of the Company’s amended Option Plan (the “Amended Option Plan”), as amended in connection with certain new requirements of the Company as a result of its graduation to the Toronto Stock Exchange.

The Board is also requesting Shareholder approval of the Company’s restricted share unit plan (the “RSU Plan”), pursuant to which the Company may grant restricted awards for achieving key corporate objectives. These awards are designed to retain and attract key employees, align the interests of management and employees with the interests of shareholders, to recognize the contribution of participants in the growth of the Company and to provide a longer term incentive element in a compensation package competitive with the Company’s peer group.

The Company’s current stock option plan (the “Stock Option Plan”) was subject to annual approval of the Shareholders pursuant to the policies of the TSXV. In January, 2018, pursuant to the policies of the TSXV, management of the Company proposed, and the Shareholders approved, the Company’s Stock Option Plan, a rolling stock option plan which reserves a maximum of 10% of the issued Shares on the applicable grant date for grant of Options under the plan. The policies of the TSXV require that such a rolling plan be re-approved each year by the Shareholders and the TSXV. At the Company’s Annual General Meeting held on March 1, 2019, shareholder approval was sought and obtained to amend the Company’s Stock Option Plan to include the Exchange Hold Period (as defined under TSX Venture Exchange Policy 1.1: Interpretation). On August 20, 2020, the Company graduated from having its common shares listed on the TSXV to the TSX. In order for the Company’s Stock Option Plan to be compliant with the policies of the senior board, certain amendments to the Company’s Stock Option Plan were required. Accordingly, those changes to the plan were made and the approval of the Company’s shareholders to the Amended Option Plan will be sought at the Meeting. In addition, the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three years.

Management of the Company believes that Options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and to better align the interests of the Eligible Parties with those of the Company and its shareholders through ownership of Shares. Accordingly, at the Meeting the Shareholders will be asked to consider approving the Company Stock Option Plan, as amended, and the allotment and reservation of sufficient Shares from treasury to provide the Shares necessary for issuance upon the exercise from time to time of Options granted pursuant to the Company Stock Option Plan.

The Amended Option Plan has been prepared by the Company in accordance with the policies of the TSX and is in the form of a rolling stock option plan reserving for issuance upon the exercise of Options granted pursuant to the Company’s Amended Option Plan, together with any other equity incentive plan, including the Company’s RSU Plan, up to a maximum of 10% of the issued and outstanding Shares at any time, less any Shares required to be reserved with respect to Options granted by the Company prior to the implementation of the Amended Option Plan. The Amended Option Plan is administered at the Board level. Subject to the provisions of the Amended Option Plan, the Board in its sole discretion will determine all Options to be granted pursuant to the Amended Option Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. The Board will comply with all TSX and other applicable regulatory requirements in granting Options and otherwise administering the Amended Option Plan.

For a description of the current Option Plan and the proposed RSU Plan please see ‘Executive Compensation - Stock Options’ and ‘Executive Compensation – Incentive Shares’ below.

The full text of the Company’s Amended Option Plan, as amended, is attached hereto as Schedule “B”, and the Company’s RSU Plan is attached hereto as Schedule “D”. The full text of both plans will be available at the Meeting. Shareholders may also obtain a copy of the Amended Option Plan in advance of the Meeting upon request to the Company, at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3, or on SEDAR at www.sedar.com under the Company’s profile by downloading this Management Information Circular.

The Board believes that passing of the following resolution is in the best interest of the Company. Accordingly, Shareholders will be asked to approve the following ordinary resolutions at the Meeting:

“BE IT RESOLVED, as an Ordinary Resolution of the Shareholders of the Company, THAT:

1.	the adoption of the Amended Option Plan by the Company be and is hereby ratified and approved;

2.	all unallocated options under the Amended Option Plan be and are hereby approved;

3.	the Company have the ability to continue granting options under the Amended Option Plan until October 15, 2023, which is the date that is three years from the date of the shareholder meeting at which shareholder approval is being sought;

4.	the Board, or any committee of the Board created pursuant to the Company’s Amended Option Plan, is authorized to make such amendments to the Company’s Amended Option Plan from time to time as the Board may, in its discretion, consider to be appropriate or as may be required by the TSX, in accordance with the Company’s Stock Option Plan and the policies of the TSX and other regulatory authorities, as applicable; and

5.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

WHEREAS:

1.	the Board of Directors of the Company approved on September 15, 2020 the adoption of a new Restricted Share Unit plan (the “RSU” plan) for the benefit of directors, officers, employees and service providers of the company and its subsidiaries; and

2.	on January 17, 2020, prior to shareholder approval of the new RSU plan, in lieu of distributing cash incentive compensation, the Board of Directors granted 192,308[1] RSUs subject to shareholder ratification (the “Granted RSUs”). If shareholders ratify the Granted RSUs, the Granted RSUs will vest on January 17, 2022 following which 192,308 Shares will be issued to the RSU holders without any payment to the Company. Should the adoption of the RSU Plan not be ratified by shareholders, the Granted RSUs will not vest and will be cancelled forthwith.

“BE IT RESOLVED, as an Ordinary Resolution of the Shareholders of the Company, THAT:

1.	the adoption of the RSU Plan by the Company be and is hereby ratified and approved until October 15, 2023;

2.	the Granted RSUs as disclosed in this circular be and are hereby ratified;

3.	all unallocated shares under the RSU Plan be and are hereby approved;

4.	the Company have the ability to continue granting entitlements under the RSU Plan until October 15, 2023, which is the date that is three years from the date of the shareholder meeting at which shareholder approval is being sought;

5.	the Board, or any committee of the Board created pursuant to the Company’s RSU Plan, is authorized to make such amendments to the Company’s RSU Plan from time to time as the Board may, in its discretion, consider to be appropriate or as may be required by the TSX, in accordance with the Company’s RSU Plan and the policies of the TSX and other regulatory authorities, as applicable; and

6.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The foregoing resolutions must be approved by a majority (more than 50%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting in order for them to be adopted.

Approval of Amendment of the Company’s Articles

As required by the TSX in connection with the Company’s graduation and upon the advice of legal counsel, management of the Company considers it advisable to approve amendments the Articles of the Company. The proposed amendments to the Articles provide for the removal of Part 15 – Alternate Directors of the Company’s Articles.

Accordingly, at the Meeting, the shareholders will be asked to consider, and the directors recommend the shareholders approve, a special resolution which provides for the removal of Part 15 of the existing Articles of the Company.

The text of the special resolution, in substantially the form to be presented to the shareholders, subject to such changes not affecting the general intent as may be required by the regulatory authorities or by counsel for the Company is set forth in the attached Schedule “C”.

1 153,846 RSUs were granted to officers of the Company, and 38,462 RSUs were granted to other employees of the Company. No RSUs were granted to directors of the Company.

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

EXECUTIVE COMPENSATION

In the following information, a “Named Executive Officer” or “NEO” means each of the CEO and CFO of the Company (or any person carrying out the functions of a CEO or CFO) and the three highest paid executive officers, if any, of the Company and any subsidiary serving at the end of the financial year ended December 31, 2019 whose total individual compensation (excluding the value of any pension) was more than $150,000 in the last financial year (including any CEO, CFO and executive officer that held such position for only a part of the last financial year).

Compensation Discussion and Analysis

Philosophy

The philosophy used by the Compensation Committee in determining the compensation of the Named Executive Officers is that the compensation should:

•	assist the Company in attracting and retaining key individuals as NEOs,

•	align the interests of NEOs with those of the Shareholders,

•	reflect each NEO’s performance, expertise, responsibilities and length of service to the Company,

•	reflect the Company’s past performance and current state of development, and

•	be commensurate with the Company’s financial ability to remunerate its NEOs.

Compensation Components

The compensation of the Named Executive Officers is comprised of four components: (i) base salary; (ii) incentive bonus (short term); (iii) stock options (medium term); and (iv) incentive shares (long term).

There are no rigid policies or procedures for determining the remuneration of the NEOs and Board. In 2020, the Compensation Committee performed a benchmarking comparison with a group of peer companies, and enlisted a compensation consultant to provide recommendations as needed in order to ascertain appropriate levels of remuneration for senior employees within the company. Remuneration objectives are to attract, retain and motivate key staff. No specific formulas have been developed to assign a specific weighting of compensation among the four components, but incentive bonus amounts are established at the start of the calendar year and include specific targets and milestones which trigger specific incentive bonus amounts. Incentive shares were awarded instead of a portion of the cash that was due to be paid under the incentive bonus plan as a result of achieving certain corporate targets. The incentive shares provided an added retention and alignment with shareholders. In relation to stock option grants, the Compensation Committee considers the Company’s performance and each person’s contribution to that performance and recommends option grants based on this assessment. Stock options already held by NEOs are considered in granting new options to them. Each case is determined on its own merits and circumstances after being considered in light of prevailing economic conditions – both on a corporate level and on a national and international level – and industry norms for such remuneration.

Neither the Board nor any committee of the Board considered the implications of the risks associated with the Company’s compensation policies and practices.

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by the NEO or director.

Finally, in assessing compensation levels, the Compensation Committee relies on the experience of their members as officers and directors of other publicly traded mineral exploration companies. The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

•	identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and

•	establish as a basis for developing salary adjustments and short-term and long-term incentive awards.

Each of these compensation components is described below.

Base Salary:

The base salary for each Named Executive Officer is based on assessment of factors such as:

•	current competitive market and economic conditions;

•	compensation levels within the peer group; and

•	particular skills of the NEOs, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information, budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee performs an assessment of the compensation of all NEOs, when requested by the Company’s management. The Compensation Committee then sets the base salaries of the CEO, CFO and other NEOs.

Incentive Bonus:

The Compensation Committee annually reviews and, if the committee determines them to be appropriate, approves the payment of incentive bonuses. The amount of the incentive bonuses paid according to a formula which depends partly on the Company’s success in reaching its objectives and partly on each Named Executive Officer’s performance.

As part of determining bonuses to be paid, the Board reviews corporate performance objectives during the year. In the last financial year, the principal objectives included:

•	discoveries of significant mineralization on one or more of the Company’s properties;

•	maintaining compliance with the regulatory and disclosure framework;

•	increasing investors’ interest in the Company;

•	increasing the Company’s market capitalization and working capital; and

•	maximizing Shareholder value from the development and sale, option, joint venture or other disposition of mineral properties.

The success of the NEOs’ contributions to the Company in reaching its overall goals is a factor in the determination of their annual bonus. The Compensation Committee assesses each NEO’s performance on the basis of the NEO’s contribution to the achievement of corporate goals and the needs of the Company that arise on a day-to-day basis. This assessment is used by the Compensation Committee with respect to the determination of annual bonuses for the NEOs.

Stock Options:

The Option Plan is designed to encourage Share ownership and entrepreneurship in Named Executive Officers and other senior management and employees. The Compensation Committee believes that the Option Plan aligns the interests of the NEOs’ with the interests of Shareholders by linking a component of executive compensation to the longer term performance of the Shares.

Stock options granted to NEOs are granted, from time to time, as the Compensation Committee feels is appropriate in the circumstances and in such amounts as are determined by the Compensation Committee and approved by the Board.

The maximum number of options that may be granted under the plan to all participants, together with any other equity incentive plan, at any point in time is 10% of the outstanding Shares. The maximum number of options that may be granted under the plan to insiders, together with any other equity incentive plan, at any point in time is 10% of the outstanding Shares. The maximum number of options that may be granted under the plan to insiders within 12 months, together with any other equity incentive plan, at any point in time is 10% of the outstanding shares.

In determining stock option grants, the Compensation Committee takes into account the options previously granted by the Company. In addition, the Committee considers each individual’s performance and the Committee’s assessment of each individual’s contribution to increasing Shareholder value. Stock options are not assignable.

In addition to determining the number of Shares to be subject to options granted pursuant to the methodology outlined above, the Compensation Committee also determines, subject to and in accordance with the provision of the Option Plan, the following terms of the options:

•	the exercise price – the Board typically sets exercise price at or slightly above the market price

•	the vesting – previously option grants vested immediately, however beginning in 2019 the Board introduced a vesting of 1/3 immediately, 1/3 after 1 year and 1/3 after 2 years

•	the option term – maximum term is 10 years from the grant date. Recent grants have been for 5 years. Option term is automatically extended if an option expires during a blackout period; and

•	any other material terms and conditions.

Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of:

•	90 days following the resignation or termination of contract with a participant for vested options

•	the date of resignation or termination of contract with a participant for unvested options

•	twelve months after the death or disability of a participant, for options that have vested on date of death or disability (unvested options are forfeited); and

•	the end of the option term.

Incentive Shares:

The RSU Plan has been designed to provide a long-term means of compensating NEOs. Vesting of the awards made under the RSU Plan puts a portion of executive pay at risk, ensuring executive compensation that is awarded at one point in time continues to align with Company performance and the creation of shareholder value into the future. Incentive Shares are not assignable.

No Incentive Shares were awarded under the RSU Plan in 2019. 192,308 incentive Shares were awarded in early 2020, subject to the establishment and approval of the RSU Plan. These RSUs were awarded instead of an equal amount of incentive compensation that would have otherwise been paid in cash, and as a result, the exercise price is zero, which is below the prevailing market price for these securities. These shares vest two years from the date of award, on January 17, 2022 provided that the recipient remains employed by the Company at that time.

Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the Toronto Stock Exchange S&P/TSX Composite Total Return Index Value for the period commencing December 31, 2014 and ending December 31, 2019.

Contracts with Named Executive Officers

The Company’s employment and consulting contracts with its Named Executive Officers are written agreements. These agreements provide for the remuneration of such officers as summarized in the Summary Compensation Table below. The agreements may be terminated at the election of such officers on reasonable notice.

In addition to the remuneration payable under the contracts, bonuses and stock options may be paid or granted to such officers in the discretion of the Compensation Committee.

Pension Plans for Named Executive Officers

The Company does not have any pension plans including ‘defined benefits’ plans, ‘defined contribution’ plans or ‘deferred compensation’ plans.

Other Remuneration of Named Executive Officers

During the financial years ended December 31, 2019 and December 31, 2018 there was no other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement to its directors and Named Executive Officers, apart from a health benefits plan.

Termination and Change of Control Benefits

The Company has no plan or arrangement whereby any NEOs may be compensated in the event of their resignation, retirement or other termination of employment that is initiated by the NEO. In the event of termination without cause, constructive dismissal, reduction of compensation, title, or role, a change of control of the Company, a change of control of a material asset of the Company, or a change in the NEO’s responsibilities, the Company may be obligated to incur severance payments as shown below.

Walter Coles Jr, CEO

On termination without cause, constructive dismissal, reduction of compensation, title, or role, Walter Coles Jr. shall be paid severance of:

•	a lump-sum payment calculated as three months of his then current salary, plus one quarter of his highest annual bonus amount in the three preceding years,

•	continuation of the current benefits provided to him by the Company for a period of three months,

•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

On a change of control, Walter Coles Jr. may be paid severance of:

•	a lump-sum payment calculated as two years of his then current salary, plus two times his highest annual bonus amount in the three preceding years,

•	continuation of the current benefits provided to him by the Company for a period of two years,

•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Andrew MacRitchie, CFO

On termination without cause, constructive dismissal, reduction of compensation, title, or role, Andrew MacRitchie shall be paid severance of:

•	a lump-sum payment calculated as six months of his then current salary, plus one half of his highest annual bonus amount in the three preceding years,

•	continuation of the current benefits provided to him by the Company for a period of six months,

•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

On a change of control, Andrew MacRitchie may be paid severance of:

•	a lump-sum payment calculated as two years of his then current salary, plus two times his highest annual bonus amount in the three preceding years,

•	continuation of the current benefits provided to him by the Company for a period of two years,

•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Shane Williams, COO

On termination without cause, constructive dismissal, reduction of compensation, title, or role, Shane Williams shall be paid severance of:

•	a lump-sum payment calculated as six months of his then current salary, plus one half of his highest annual bonus amount in the three preceding years,

•	continuation of the current benefits provided to him by the Company for a period of six months,

•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

On a change of control, Shane Williams may be paid severance of:

•	a lump-sum payment calculated as two years of his then current salary, plus two times his highest annual bonus amount in the three preceding years,

•	continuation of the current benefits provided to him by the Company for a period of two years,

•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Summary Compensation Table – Named Executive Officers

The following table discloses for each of the Company’s three most recently completed financial years, the compensation paid or payable, directly or indirectly, to each individual who was an NEO in the most recently completed financial year ended December 31, 2019.

Name and principal position (5)	Year	Salary, ($)		Share Based Awards ($)	Option Based Awards ($)		Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)		Total compensation ($)
							Annual incentive plans	Long term incentive plans
COLES, Walter Jr. CEO, President and Director(1)	2019 2018 2017	$ $ $	280,000 280,000 248,280	Nil Nil Nil	$ $ $	619,755 302,009 143,729	Nil Nil Nil		Nil Nil Nil	$ $ $	100,000 168,000 160,000	$ $ $	999,755 750,009 552,009
MACRITCHIE, Andrew CFO(2)	2019 2018 2017	$ $ $	160,000 160,000 150,631	Nil Nil Nil	$ $ $	175,313 65,654 40,487	Nil Nil Nil		Nil Nil Nil	$ $ $	59,000 40,000 40,000	$ $ $	394,313 265,654 231,118
WILLIAMS, Shane COO(3)	2019 2018 2017		Nil Nil Nil	Nil Nil Nil		Nil Nil Nil	Nil Nil Nil		Nil Nil Nil		Nil Nil Nil		Nil Nil Nil
GEDDES, Paul VP Exploration(4)	2019 2018 2017	$ $	225,000 225,000 Nil	Nil Nil Nil	$ $	220,293 291,797 Nil	Nil Nil Nil		Nil Nil Nil	$ $	35,000 80,000 Nil	$ $	480,293 596,797 Nil

(1)	Mr. Coles was appointed President and CEO of the Company on December 18, 2013.

(2)	Mr. MacRitchie was appointed CFO of the Company on July 1, 2016.

(3)	Mr. Williams was appointed COO of the Company on June 1, 2020.

(4)	Mr. Geddes was appointed Vice-President of Exploration on February 20, 2018.

Incentive Plan Awards

The Company’s Stock Option Plan permits the granting of Options to eligible participants to purchase up to a maximum of such number of Shares as is equal to 10% of the then issued and outstanding Shares less any amounts granted under any other equity incentive plan including the Company’s RSU Plan. For further particulars of the Company Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan”.

Outstanding Share-based awards and Option-based Awards at December 31, 2019

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date		Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Walter Coles Jr. CEO, President and Director(1)	1,152,000 834,000 414,000 177,500 250,000 500,000	$ $ $ $ $ $	0.45 0.41 0.77 1.00 1.50 1.00	Aug 7'24 Apr 15'24 Jan 15’23 Jan31’22 Jul25’21 Jun23’21	$ $	264,960 225,180 Nil Nil Nil Nil	Nil	Nil	Nil
Andrew MacRitchie CFO(2)	352,520 210,000 90,000 50,000 70,000 80,000	$ $ $ $ $ $	0.45 0.41 0.77 1.00 1.50 1.00	Aug 7'24 Apr 15'24 Jan 15’23 Jan31’22 Jul25’21 Jun23’21	$ $	81,080 56,700 Nil Nil Nil Nil	Nil	Nil	Nil
WILLIAMS, Shane COO(3)	Nil		Nil	Nil		Nil	Nil	Nil	Nil
GEDDES, Paul VP Exploration & Resource Development(4)	303,000 400,000 400,000	$ $ $	0.45 0.41 0.77	Aug 7'24 Apr 15'24 Jan 15’23	$ $	69,690 108,000 Nil	Nil	Nil	Nil

Notes:

(1)	Subsequent to December 31, 2019, Mr. Coles was granted 91,743 incentive shares which vest only if he remains an employee until January 17, 2022, 750,000 options that are exercisable at $1.04 until January 17, 2025, and 875,000 options that are exercisable at $1.12 until May 8, 2025.

(2)	Subsequent to December 31, 2019, Mr. MacRitchie was granted 32,110 incentive shares which vest only if he remains an employee until January 17, 2022, 275,000 options that are exercisable at $1.04 until January 17, 2025, and 375,000 options that are exercisable at $1.12 until May 8, 2025.

(3)	Mr. Williams was appointed COO of the Company on June 1, 2020.

(4)	Subsequent to December 31, 2019, Mr. Geddes was granted 22,936 incentive shares which vest only if he remains an employee until January 17, 2022, 200,000 options that are exercisable at $1.04 until January 17, 2025, and 300,000 options that are exercisable at $1.12 until May 8, 2025. Mr. Geddes exercised 400,000 options subsequent to December 31, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year ended December 31, 2019

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)
Walter Coles Jr.	Nil	Nil
Andrew MacRitchie	Nil	Nil
Paul Geddes	Nil	Nil

Director Compensation

The following table sets out all amounts of compensation provided to the directors for the company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($) (10)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
PARRY, Craig. Director(1)	$43,333	Nil	$210,760	Nil	Nil	Nil	$254,093
TREDGER, Peter N. Former Director(2)	$4,167	Nil	Nil	Nil	Nil	Nil	$4,167
NETOLITZKY, Ronald Former Director(3)	$5,625	Nil	Nil	Nil	Nil	Nil	$5,625
SIEMENS, Donald R. Former Director(4)	$35,000	Nil	$156,876	Nil	Nil	Nil	$191,876
PUTNAM, Borden R.,III Director(5)	$25,000	Nil	$125,065	Nil	Nil	Nil	$150,065
BURSTEIN, Isac Director(6)	Nil	Nil	$140,921	Nil	Nil	Nil	$140,921
GILL, Suki Director(7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
BEARD, Greg Director(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
ALLAN, Rupert(10) Former Director	$4,167	Nil	Nil	Nil	Nil	Nil	$4,167

Notes:

(1)	Mr. Parry was appointed to the Board of Directors on December 15, 2016.

(2)	Mr. Tredger resigned from the Board of Directors on March 1, 2019.

(3)	Mr. Netolitzky resigned from the Board of Directors on March 1, 2019.

(4)	Mr. Siemens resigned as a director on January 10, 2020.

(5)	Mr. Putnam III was appointed to the Board of Directors on January 29, 2018.

(6)	Mr. Burstein was appointed to the Board of Directors on March 1, 2019.

(7)	Ms. Gill was appointed to the Board on January 10, 2020.

(8)	Mr. Beard was appointed to the Board of Directors on July 27, 2020.

(9)	Mr. Allan resigned from the Board of Directors on March 1, 2019.

(10) Option based awards were valued using the Black-Scholes option pricing model.

Director Incentive Plan Awards

The Company’s Stock Option Plan permits the granting of Options to eligible participants to purchase up to a maximum of such number of Shares as is equal to 10% of the then issued and outstanding Shares. For further particulars of the Company Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan”.

Directors’ Outstanding Share-based awards and Option- based Awards at December 31, 2019

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)		Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
PARRY, Craig Director(1)	378,000 297,000 180,000 155,000	$ $ $ $	0.45 0.41 0.77 1.00	Aug 7’24 Apr 15’24 Jan 15’23 Jan31’22	$ $	86,940 80,190 Nil Nil	Nil	Nil	Nil
TREDGER, Peter N. Former Director	126,000		$0.45	Aug 7’24		$28,980	Nil	Nil	Nil
NETOLITZKY, Ronald Former Director	Nil		Nil	Nil		Nil	Nil	Nil	Nil
SIEMENS, Donald Former Director(2)	203,280 297,000 230,000	$ $ $	0.45 0.41 0.77	Aug 7’24 Apr 15’24 Jan 15’23	$ $	46,754 80,190 Nil	Nil	Nil	Nil
PUTNAM, Borden R., III Director(3)	168,000 231,000	$ $	0.45 0.41	Aug 7’24 Apr 15’24	$ $	38,640 62,370	Nil	Nil	Nil
BURSTEIN, Isac Director(4)	168,000 281,000	$ $	0.45 0.41	Aug 7’24 Apr 15’24	$ $	38,640 75,870	Nil	Nil	Nil
GILL, Suki Director(5)	Nil		Nil	Nil		Nil	Nil	Nil	Nil
BEARD, Greg Director(6)	Nil		Nil	Nil		Nil	Nil	Nil	Nil
ALLAN, Rupert(10) Former Director	Nil		Nil	Nil		Nil	Nil	Nil	Nil

Notes:

(1)	Subsequent to December 31, 2019, Mr. Parry was granted 200,000 options that are exercisable at $1.04 until January 17, 2025, and 250,000 options that are exercisable at $1.12 until May 8, 2025.

(2)	Subsequent to December 31, 2019, Mr. Siemens exercised 500,280 options, and his 230,000 remaining options were cancelled.

(3)	Subsequent to December 31, 2019, Mr. Putnam III was granted 150,000 options that are exercisable at $1.04 until January 17, 2025, and 175,000 options that are exercisable at $1.12 until May 8, 2025.

(4)	Subsequent to December 31, 2019, Mr. Burstein was granted 150,000 options that are exercisable at $1.04 until January 17, 2025, and 175,000 options that are exercisable at $1.12 until May 8, 2025.

(5)	Subsequent to December 31, 2019, Ms. Gill was granted 200,000 options that are exercisable at $1.04 until January 17, 2025, and 175,000 options that are exercisable at $1.12 until May 8, 2025.

(6)	Subsequent to December 31, 2019, Mr. Beard was granted 300,000 options that are exercisable at $2.93 until July 27, 2025.

Director Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
PARRY, Craig Director	Nil	Nil	Nil
TREDGER, Peter N. Former Director	Nil	Nil	Nil
NETOLITZKY, Ronald Former Director	Nil	Nil	Nil
SIEMENS, Donald Former Director	Nil	Nil	Nil
PUTNAM, Borden R., III Director	Nil	Nil	Nil
BURSTEIN, Isac Director	Nil	Nil	Nil
GILL, Suki Director	Nil	Nil	Nil
BEARD, Greg Director	Nil	Nil	Nil
ALLAN, Rupert Former Director	Nil	Nil	Nil

 Securities Authorized for Issuance under Equity Compensation Plans

Stock Option Plan

The Company’s Stock Option Plan, a rolling plan, was established in accordance with the policies of the TSX Venture Exchange. The purpose of the Option Plan is to attract and motivate the plan participants: directors, officers and employees of the Company and any subsidiaries, employees of any management corporation and consultants to the Company (collectively, “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Option Plan. The Company’s Stock Option Plan was last amended at the Company’s Annual General Meeting held on March 1, 2019 and a copy of the Stock Option Plan was attached to the Company’s Information Circular as Schedule “B”. The full text of the Stock Option Plan, both with and without the proposed amendments, was available for review at the Annual General Meeting held on March 1, 2019. On March 1, 2019, minor amendments to the Stock Option Plan were adopted in order to enhance alignment with TSX Venture Exchange policy.

On August 20, 2020, the Company graduated from the TSX Venture Exchange to the Toronto Stock Exchange and the Company adopted an amended and restated stock option plan (the “Amended Option Plan”) in order to be compliant with the policies of the Toronto Stock Exchange (the “TSX”). A copy of the Company’s Amended Option Plan, as amended, is attached hereto as Schedule “B” and will also be available at the Meeting.

Pursuant to the Option Plan, the Board may grant stock options to Optionees in consideration of them providing their services to the Company or a subsidiary. The number of Shares subject to each option is determined by the Compensation Committee within the guidelines established by the Option Plan. The options enable such persons to purchase Shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Company notice and payment of the exercise price for the number of Shares to be acquired.

The Amended Option Plan authorizes stock options to be granted to the Optionees on the following terms:

1.	The number of Shares available for issuance pursuant to outstanding stock options or any other equity incentive plan, including the Company’s RSU Plan, cannot exceed an aggregate of 10% of the issued Shares.

2.	Approval by disinterested Shareholders must be obtained (such approval has not been, nor is it intended to be, sought) if stock options granted under the Amended Option Plan, together with all of the Company’s previously established and outstanding stock options, stock option plans, employee stock purchase plans, incentive share plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, could result in the grant to insiders of stock options, incentive shares or other awards granted pursuant to an equity incentive plan, to purchase that number of Shares exceeding 10% of the outstanding Shares.

3.	The exercise price of the options cannot be set at less than the market price of the Shares on the day before the granting of the stock options.

4.	The options may be exercisable for up to ten years.

5.	The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation and within a period thereafter not exceeding the earlier of:

(a)	the original expiry date;

(b)	90 days (or such longer period as the Board may determine) after ceasing to be a director, officer, employee or consultant for any reason other than death; or

(c)	if the Optionee dies, within one year from the Optionee’s death.

6.	The options are not assignable except to a wholly-owned holding corporation or to a beneficiary upon the death of the Optionee.

7.	No financial assistance is available to Optionees under the Option Plan.

8.	Any amendments to the Amended Option Plan or outstanding stock options are subject to the approval of the TSX and, if required by the TSX or the Amended Option Plan, of the Shareholders, possibly with only ‘disinterested Shareholders’ being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of options (including the cancellation and re-issuance of options so as to effectively reduce the exercise price) of options held by insiders. The amendment to an outstanding stock option will also require the consent of the Optionee.

No options have been granted under the Option Plan which are subject to Shareholder approval.

The Board’s approach to granting options is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of the NEO and directors. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted. The Board has always granted options with an exercise price that is equal to or greater than the prevailing market price of the Shares.

RSU Plan

The Board is of the view that it is in the best interests of the Company to adopt an RSU Plan, the full text of which is set forth in Schedule “D” and as previously described under “Particulars to be acted on at the Meeting – Approval of the Amended Option Plan and RSU Plan”. The purpose of the RSU Plan is to provide a long-term incentive program to help attract motivate and retain the plan participants: the directors, officers and employees of the Company and any subsidiaries, employees of any management corporation and consultants to the Company (collectively, “Participants”). The RSU Plan will also advance the Company’s interests by providing recipients an opportunity to acquire an equity interest in the Company through the granting of restricted share awards under the RSU Plan, aligning interests of recipients with shareholders over the medium and longer term.

The RSU Plan authorizes restricted share units (“RSU”) to be granted to Participants on the following terms:

1.	The number of Shares available for issuance pursuant to RSUs granted under the RSU Plan cannot exceed an aggregate of 5% of the issued Shares.

2.	The number of Shares available for issuance pursuant to RSUs, whether to insiders or otherwise, together with any other equity incentive plans, including Options, cannot exceed 10% of the issued and outstanding Shares.

3.	The aggregate equity award value, based on grant date fair value, of any grants under any share compensation arrangements of the Corporation, that may be made to a Participant who is a non-executive director shall not exceed $150,000 for a year.

4.	When a cash dividend is paid on Shares, a Participant with valid RSUs will be credited with an additional number of RSUs calculated as the cash that would have been paid on the shares underlying the RSUs divided by the volume-weighted average price of the Shares traded on the TSX for the five trading days immediately preceding the date on which the dividend is paid.

5.	The RSUs shall expire on the date specified in a specific share grant agreement, or if later or no such date is specified, December 31 of the third calendar year following the end of the applicable “Service Year”, being the year in which the Participant performed the services to which the grant of RSUs relates.

6.	Subject to the RSU Plan and any express resolution passed by the Board, on a Participant's termination date, any RSUs granted to such Participant which have not vested prior to the Participant's termination date shall terminate and become null and void as of such date.

7.	No financial assistance is available to the Participants under the RSU.

8.	The RSUs are not assignable except to a dependent or relation of the Participant as a beneficiary in the event of the death of the Participant.

9.	The initial adoption of and any amendments to the RSU Plan or outstanding RSUs are subject to the approval of the TSX and, if required by either the TSX or the RSU Plan, are also subject to the approval of the Shareholders.

10.	RSUs granted prior to the RSU plan having been approved by the Shareholders are subject to ratification by the Shareholders. Should the adoption of the RSU Plan not be ratified, the Granted RSUs will be cancelled forthwith.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information as of the end of the financial quarter ended June 30, 2020 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding compensation options, warrants and rights (a)	Weighted-average exercise price of outstanding compensation options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (Stock Option plan)	16,304,220 or 9.51% of the issued and outstanding common shares	$0.80	642,516 or 0.37% of the issued and outstanding common shares*
Equity compensation plans not approved by securityholders (RSU plan)	192,308 or 0.12% of the issued and outstanding common shares	-	642,516 or 0.37% of the issued and outstanding common shares*
Total as at June 30, 2020	16,496,528 or 9.63% of the issued and outstanding common shares	$0.79	642,516 or 0.37% of the issued and outstanding common shares

* - less amounts granted under other plans

At June 30, 2020, the maximum total number of securities issuable under both the Amended Option plan and the RSU plan was 17,139,043 (December 31, 2019 – 13,480,187). At December 31, 2019, only the Stock Option plan had grants outstanding, with the securities to be issued upon exercise of those grants being 10,595,000, leaving 2,885,187 securities remaining available for future issuances under equity compensation plans.

The annual burn rate of the Stock Option Plan is defined as the number of options granted during a fiscal year divided by the weighted average number of common shares outstanding for the applicable fiscal year.

Stock Option Plan burn rate	2017	2018	2019
Annual burn rate	1.34%	2.54%	7.43%
Options granted in the year	830,000	2,250,000	8,015,000
Weighted average common shares outstanding	62,010,174	88,663,409	107,927,388

The RSU plan is new and so had no burn rate prior to 2020.

Indebtedness of Directors and Officers

None of the current or former directors, executive officers or employees of the Company or any subsidiary are indebted to the Company or any subsidiary as at the date hereof or has been indebted to the Company or any subsidiary during the financial year ended December 31, 2019.

None of the current or former directors and executive officers of the Company, proposed nominees for election as directors of the Company or associates of any such persons are, as at the date hereof or at any time during the financial year ended December 31, 2019 have been, indebted to the Company, any subsidiary or to any third party to which the Company or any subsidiary have provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in connection with a securities purchase or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, the Company is not aware of any material transaction involving any director, proposed director or executive officer of the Company, any director or executive officer of any shareholder who holds more than 10% of the voting rights attached to the Shares, any proposed nominee for election as a director of the Company, or any shareholder who holds more than 10% of the voting rights attached to the Shares or any associate or affiliate of any of the foregoing, which has been entered into since January 1, 2019 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators requires the Company to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Mandate of the Board of Directors

The Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Position Description

The Board has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Independence of the Directors

A director is ‘independent’ if the director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company, other than interests and relationships arising from shareholding.

The following table describes whether the current and proposed directors are independent and, if not independent, sets out the reasons:

Director or Nominee	Independent	Reason why the Director is not Independent
COLES, Walter Jr.	No	Is the President and CEO of the Company
PARRY, Craig	Yes	-
PUTNAM, Borden R., III	Yes	-
BURSTEIN, Isac	Yes	-
(GILL) KAUR HAYRE, Sukhjit (Suki)	Yes	-
BEARD, Greg	Yes	-

The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management in attendance.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. However, when consideration of a matter concerns or affects a director, that director recuses himself from the meeting and consideration of the matter so that the independent directors can have an open and candid discussion of, and freely vote on, the matter.

Other Directorships

The current and proposed directors are also directors of the following other reporting issuers (publicly traded corporations):

Name	Name and Jurisdiction of Reporting Issuer
COLES, Walter Jr.	Stowe One Investment Corp., British Columbia
PARRY, Craig.	IsoEnergy Ltd., British Columbia BlockHead Technologies Ltd., British Columbia Vizsla Resources Corp., British Columbia Gold Bull Resources Corp., British Columbia GPM Metals Inc., Ontario
PUTNAM, Borden R., III	None
BURSTEIN, Isac	None
(GILL) KAUR HAYRE, Sukhjit (Suki)	None
BEARD, Greg	None

Orientation and Continuing Education

The Board takes the steps set forth below to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

Once that assessment is complete, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made as required at meetings of the Board. The presentations can range from a review of the Company’s financial statements to various aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for those directors without expertise in the specific subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. At present, the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct since the small size of its Board and its limited activities do not warrant such measures. The Company does promote ethical business conduct through the nomination of Board members it considers of good moral character and sound reputation.

In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and voting on, such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation

The Company handles compensation matters at the Board Committee level including determination of compensation of the Company’s directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

The Option Plan is administered at the Board level with recommendations provided by the Compensation Committee. The Board, in its sole discretion, determines all options to be granted pursuant to the Option Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. For more particulars, see “Securities Authorized for Issuance under Equity Compensation Plans” herein.

Board Committees

Matters of Corporate Governance and matters for the Nominating Committee have been referred to the Audit Committee during the past year. In addition, the Board has a Compensation Committee, members of which are Craig Parry (Chair), Suki Gill, and Isac Burstein. Membership of the Committees will be reconstituted following the Annual General Meeting on October 15, 2020.

Assessments

The Board does not consider that formal assessments of Board effectiveness would be useful at this stage of the Company’s development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Audit Committee of the Board to meet certain requirements. It also requires the Company to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting and financial reporting processes and audits of financial statements, the integrity of financial statements, compliance with legal and regulatory requirements, the qualification and independence of external auditor and the performance of the external independent auditor. It is the objective of the Audit Committee to maintain a free and open means of communication among the members of the Board, the auditor and the financial and senior management of the Company.

To satisfy such purposes and objectives, the Audit Committee is responsible for:

•	recommending to the Board an external auditor to be elected by the Shareholders at each Annual General Meeting and approving the compensation of such external auditor;

•	overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Company’s financial reporting;

•	pre-approving all non-audit services to be provided to the Company and its subsidiaries by the auditor;

•	reviewing the Company’s annual and interim financial statements, management’s discussion and analysis (“MD&A”) and press releases regarding earnings before they are submitted for review and approval by the Board and publicly disseminated by the Company; and

•	reviewing and approving the Company’s hiring policies, if applicable, regarding current and former partners and employees of the Company’s current and former auditors.

The Company’s auditor reports directly to the Audit Committee.

The Audit Committee’s Charter

The Board has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The Charter is attached as Schedule “A” to this Circular.

Composition of the Audit Committee

The following table sets out the names of the current members of the Audit Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

Name of Member	Officer or Employee	Independent (1)	Financially Literate (2)
PARRY, Craig	N/A	Yes	Yes
PUTNAM III, Borden	N/A	Yes	Yes
(GILL) KAUR HAYRE, Sukhjit (Suki)	N/A	Yes	Yes

(1)	To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.

(2)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education, Associations and Experience

The education, associations and experience of each current member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member are as follows:

Name of Member	Education & Associations	Experience
PARRY, Craig	Mr. Parry holds an Honours Degree in Geology and is a Member of the Australian Institute of Mining and Metallurgy.	Mr. Parry is a current and former director and officer of various publicly traded mineral exploration companies during the course of which he has reviewed and analysed numerous financial statements.
PUTNAM III, Borden

Mr. Putnam holds a Bachelor’s degree in Geology-Geochemistry from the New Mexico School of Mining and Technology and a M.S. degree in Geology-Geochemistry from the New Mexico School of Mines. He is a Registered Professional Geologist in both California and Wyoming, a Fellow of the Society of Economics Geologists, a member of the SEG International Exchange Lectureship

Committee and a member of the American Association of Petroleum

Geologist.

Mr. Putnam is a professional geologist with over 41 years of mineral industry experience, with a focus on exploration and asset evaluations in the mineral investment business. Mr. Putnam has held numerous board and committee seats over his career, which included frequent review of financial statements.
GILL, Suki	Ms. Gill holds a Bachelor of Technology in Accounting and is a member of the Institute of Chartered Professional Accountants of BC.

Ms. Gill is a Partner at Smythe LLP since 2012.

Director, BC Provincial Health Services Authority and Director, BC Ambulance Service – BC Emergency Health Services since March 2016; Chair of the Audit Committee; Member of the Finance and Research Committee.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

As specified in the Audit Committee Charter, the Audit Committee is responsible for pre-approving non-audit services.

External Auditor Service Fees

The following table discloses the fees billed to the Company by its external auditor during the financial years ended December 31, 2019 and December 31, 2018:

Financial Year Ending December 31st	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2018	$84,000	$3,918	$13,650	Nil
2019	$39,000	$2,730	Nil	Nil

(1)	The aggregate fees billed for audit services.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services. These services involved the preparation and filing of the tax returns.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

The Company is not relying on the exemption from full compliance with NI 52-110 granted to Venture Issuers under the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

Complaints

The Audit Committee has established a written ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

Management Contracts

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company.

Other Matters

The Company’s management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Shares represented by the Proxies and VIFs solicited hereby will be voted on such matters in accordance with the recommendations of management.

Registrar and Transfer Agent

The Company’s registrar and transfer agent is Computershare Investor Services Inc., with its office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 4G1.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information for the Company’s financial years ended December 31, 2019 and December 31, 2018 is provided in its comparative financial statements and MD&A, and is also available on the SEDAR website. Financial information for the Company’s 2020 financial quarters ending March 31, 2020 and June 30, 2020 are provided in its comparative interim financial statements and MD&A and are also available on the SEDAR website.

To request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting, Shareholders may contact the Company as follows:

e-mail: info@skeenaresources.com	fax: (+1) 604-558-7695	telephone: (+1) 604-684-8725 (collect calls accepted)
mail: Suite # 650 - 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3

Board Approval

The Company’s Board of Directors has approved the contents of this Circular and authorized the Company to deliver it to Shareholders in connection with obtaining the Shareholder Approval.

SCHEDULE “A”

CHARTER FOR THE AUDIT COMMITTEE

OF THE

BOARD OF DIRECTORS (THE “BOARD”)

OF

SKEENA RESOURCES LIMITED (THE “COMPANY”)

(Approved by the Board on September 10, 2020)

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; and (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.

Composition

The Committee shall be comprised of three directors selected by the board of directors, each of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

Every member of the Committee shall have accounting or related financial management expertise. All members of the Committee must be financially literate. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The board of directors at its first meeting following the annual shareholders’ meeting shall elect the members of the Committee. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

1

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall be responsible for:

1.	Assisting the Board of Directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices and the integrity of the Company's internal accounting controls and management information systems;

2.	Managing the relationship with the auditor by:

a)	recommending to the board of directors the external auditor to be nominated and the compensation of the external auditor;
b)	having the auditor report directly to the Audit Committee;
c)	overseeing the work of the auditor;
d)	pre-approving non-audit services.

3.	Reviewing with the auditors and management of the Committee

a)	any audited financial statement of the Committee, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document;
b)	the financial disclosure in each Annual Report and Management Discussion and Analysis of the Company which accompanies such audited financial statement and in each such filing, prospectus, registration statement or other similar document;

4.	Reviewing with management of the Company:

a)	any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document;
b)	the financial disclosure in each Quarterly Report and when applicable, Management Discussion and Analysis of the Company’s accompanying such unaudited financial statement and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement; and
c)	the Company’s compliance with legal and regulatory requirements.

5.	Review and approve the hiring policies regarding partner’s employees and former employees of the present and former external auditor.

6.	Otherwise reviewing as required and reporting to the Board of Directors with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company’s management information systems;

7.	Otherwise ensuring that no restrictions are placed by management on the scope of the auditor's review and examination of the Company's accounts;

8.	Ensuring the independence of and recommending to the Board of Directors the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting;

9.	Ensuring that methods are in place to allow any director, officer or employee to bring concerns to the attention of the Audit Committee and that those who do so are provided protection from any retaliatory action whatsoever. The Chair of the Audit Committee has been designated as the person to whom such concerns should be addressed and is responsible for ensuring that such concerns are handled promptly, confidentially (potentially anonymously) and appropriately;

10.	Reviewing on an annual basis the adequacy of this Mandate and Charter and revising as necessary with the approval of the Board of Directors; and

11.	Meeting regularly at such times and places, engaging such advisors at the expense of the Company and undertaking such interviews and inquiries as the Committee sees fit for the purpose of carrying out this Mandate and Charter.

2

SCHEDULE “B”

Stock Option Plan, as amended

3

SCHEDULE “B”

SKEENA RESOURCES LTD.
(the “Company”)

AMENDED STOCK OPTION PLAN

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1       The purpose of the Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of the Toronto Stock Exchange and any inconsistencies between this Plan and the TSX Policies whether due to inadvertence or changes in TSX Policies will be resolved in favour of the latter.

Definitions

1.2       In this Plan:

“Affiliate” has the meaning assigned by the TSX Policies;

“Black-out Period” means the period during which the relevant Optionee is prohibited from exercising an Option due to trading restrictions imposed by the Company in accordance with its securities trading policies governing trades in the Company’s securities;

“Board” means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

“Business Day” means a day that the TSX is open for trading;

“Change in Control” includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(1)	any one Person holds a sufficient number of voting securities of the Company or the resulting company to affect materially the control of the Company or the resulting company, or,

(2)	any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting securities of the company or the resulting company to affect materially the control of the Company or the resulting company, where such Person or combination of Persons did not previously hold a sufficient number of voting securities to affect materially control of the Company or the resulting company. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting securities of the Company or the resulting company is deemed to materially affect the control of the Company or the resulting company;

1

“Common Shares” means common shares in the capital of the Company providing such class is listed on the TSX;

“Company” means Skeena Resources Ltd. or any successor thereto, and includes an Affiliate;

“Consultant” means an individual or a consultant Company, other than an Employee, Officer or Director who:

(i)	provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company, other than services provided in relation to a Distribution;

(ii)	provides the services under a written contract between the Company and the individual or the Consultant Company;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company; and

(iv)	has a relationship with the Company that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

“Continuously Employed” shall mean the absence of any interruption or termination of service. Continuous Employment with the Company shall not be considered interrupted in the case of the sick leave, military leave or any other leave of absence approved by the Company or in the case of transfers between location of the Company; provided that the individual continues to be an Employee of the Company;

“Directors” means the directors of the Company as may be elected or appointed from time to time;

“Disability” shall mean any physical, mental or other health condition which substantially impairs the Optionee’s ability to perform his or her assigned duties for 120 days or more in any 240 day period or that can be expected to result in death. The Board shall determine whether an Optionee has incurred a Disability on the basis of medical evidence acceptable to the Board. Upon making a determination of Disability, the Board shall, for the purposes of the Plan, determine the date of the Optionee’s termination of employment;

“Distribution” has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

2

“Employee” means:

(i)	an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(ii)	an individual who works full-time for the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)	an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source, and may include an Officer;

“Exercise Price” means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

“Expiry Date” means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

“Grant Date” for an Option means the date of grant thereof by the Board;

“Insider” means an insider as defined in the TSX Policies;

“Investor Relations Activities” means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

“Management Company Employee” means an individual employed by another individual or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or individual engaged primarily in Investor Relations Activities;

“Market Price” means:

(i)	the closing trading price for the Common Shares on the TSX on the day immediately prior to the date of grant;

(ii)	if the Common Shares are not listed on the TSX, then the closing trading price for the Common Shares on any other stock exchange on which the Common Shares are listed (if the Common Shares are traded on more than one stock exchange, then the stock exchange on which a majority of Common Shares are traded) at the time of the grant; or

(iii)	if the Common Shares are not listed on a stock exchange, then the trading price determined by the Board using good faith discretion;

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“Officer” means a duly appointed senior officer of the Company;

“Option” means the right to purchase Common Shares granted hereunder to a Service Provider;

“Option Commitment” means the notice of grant of an Option delivered by the Company hereunder to a service Provider and substantially in the form of Schedule “A” hereto;

“Optioned Shares” means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

“Optionee” means the recipient of an Option hereunder;

“Outstanding Shares” means at the relevant time, the number of outstanding Common Shares of the Company from time to time;

“Participant” means a Service Provider that becomes an Optionee;

“Person” means a company or an individual;

“Plan” means this Stock Option Plan, the terms of which are set out herein or as may be amended;

“Plan Shares” means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

“Regulatory Approval” means the approval of the TSX and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder;

“Securities Act” means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

“Service Provider” means an individual who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers;

“Share Compensation Arrangement” means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

“Shareholder Approval” means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders’ meeting;

“Take Over Bid” means a take over bid as defined in the Securities Act;

“TSX” means the Toronto Stock Exchange and any successor thereto; and

“TSX Policies” means the rules, regulations and policies of the TSX as amended from time to time.

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ARTICLE 2
STOCK OPTION PLAN

Establishment of Stock Option Plan

2.1       There is hereby established a stock option plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company.

Maximum Plan Shares

2.2       The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan, together with any other Share Compensation Arrangement, at any point in time is 10% of the Outstanding Shares at the time the Plan Shares are reserved for issuance, unless this Plan is amended pursuant to the requirements of the TSX Policies.

2.3       Unless otherwise determined in the discretion of the Board, the number of Plan Shares that may be reserved for issuance under the Plan to any one Optionee will not exceed 5% of the Outstanding Shares on a non-diluted basis, less any Common Shares reserved for issuance to such Optionee under Share Compensation Arrangements other than this Plan.

Eligibility

2.4       Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares so as to indirectly transfer the benefits of an Option, as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.

Options Granted Under the Plan

2.5       All Options granted under the Plan will be evidenced by an Option Commitment in the form attached to this Plan as Schedule “A”, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.6       Subject to specific variations approved in accordance with this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Options Not Exercised

2.7       In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue. For greater certainty Options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

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Administration of Plan

2.8       The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder.

2.9       Without limiting the generality of the foregoing, but subject to the provisions of this Plan, the Board has the power to:

(a)	determine the Service Providers to whom Options are to be granted, to grant such Options, and, subject to the other terms of this Plan, to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant;

(b)	allot Common Shares for issuance on connection with the exercise of Option; and

(c)	delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Regulatory Approval

2.10       This Plan will be subject to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given will be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

Compliance with Legislation

2.11       The Company will not be required to issue any Common Shares under the Plan unless such issuance is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of any stock exchange upon which Common Shares of the Company are listed. The Company will not in any event be obligated to take any action to comply with any such laws, regulations, rules, orders or requirements.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1       The Exercise Price of an Option will be set by the Board at the time such Option is granted under this Plan, and cannot be less than the Market Price.

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Term of Option

3.2       Subject to the application of §3.10, an Option can be exercisable for a maximum of 10 years from the Grant Date, unless otherwise determined in the discretion of the Board.

Vesting of Options

3.3       No Option shall be exercisable until it is vested. The vesting schedule of each Option will be as determined in the discretion of the Board at the time of the grant of the Option.

Optionee Ceasing to be Director, Officer, Employee or Service Provider

3.4       No Option may be exercised after the Optionee, if a Director or Officer, has ceased to be a Director or Officer or, if an Employee or other Service Provider has left the employ or service of the Company, except as follows:

(a)	in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date of such Option;

(b)	in the case of the Disability of an Optionee, any vested Option held by him at the date of Disability will become exercisable until the earlier of one year from the date of cessation of the Optionee’s employment or other office and the Expiry Date of such Option; and

(c)	subject to the other provisions of this §3.4, vested Options will expire 90 days after the date the Optionee ceases for any reason whatsoever to be employed by, provide services to, or be a Director or Officer of, the Company and all unvested Options will immediately terminate without right to exercise same;

but provided that in no event may the term of the Option exceed 10 years, unless determined in the discretion of the Board.

Acceleration of Vesting

3.5       Notwithstanding the provisions of §3.4(a) and §3.4(b), if, in the case of an Optionee who is an Employee, that Optionee’s employment terminates by reason of death or Disability, any Option held by such Employee who has been Continuously Employed by the Company for a minimum of three (3) years shall become fully vested and exercisable and may thereafter be exercised during the term of the Option set forth in §3.4(a) and §3.4(b).

3.6       Notwithstanding the provisions of §3.4(c), if an Optionee’s employment is terminated by the Company without cause then, provided that the Optionee has been Continuously Employed by the Company for a minimum of three (3) years, then all Options shall become fully vested and exercisable and may thereafter be exercised during the term of the Option set forth in §3.4(c).

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3.7       Change in Control. In the event of a Change in Control or Take Over Bid, any and all Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable for the periods indicated (each such exercise period referred to as an “Acceleration Window”):

(a)	for a period of 45 days beginning on the date which any person together with all affiliates and associates of such person, becomes, after the date of this Plan, the beneficial owner of 20% or more of the Common Shares of the Company then outstanding;

(b)	beginning on the date that a tender or exchange offer for Common Shares by any person is first published or sent or given within the meaning of the takeover bid rules under Alberta securities legislation, and continue so long as such offer remains open (including any extensions or renewals of such offer), unless by the terms of such offer the Offeror, upon consummation thereof, would be the beneficial owner of less than 20% of the common shares of the Corporation then outstanding; or

(c)	for a period of 20 days beginning on the date on which the shareholders of the Company duly approve any merger, consolidation, reorganization or other transaction providing for the conversion or exchange of more than 20% of the outstanding Common Shares of the Company into securities of any entity, or cash, or property, or a combination of any of the foregoing.

The exercisability of any Option which remains unexercised following the expiration of an Acceleration Window shall be governed by the vesting schedule and all other terms of the Option Commitment respecting such Option.

Non Assignable

3.8       Subject to §3.4(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.9       If there is a change in the outstanding Common Shares by reason of any share consolidation, or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board will make, as it deems advisable and subject to requisite Regulatory Approval, appropriate substitution and/or adjustment in:

(a)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(b)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and/or

(c)	the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable,

and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board will make such provision for the protection of the rights of Participants as it deems advisable.

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Adjustment of Options Expiring During Black-out Period

3.10       Should the Expiry date for an Option fall within a Black-out Period, or within the period that is nine Business Days immediately following the expiration of a Black-out Period, such Expiry Date will be automatically adjusted without any further act or formality to that day which is the tenth Business Day after the end of the Black-out Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under the Plan. Notwithstanding any other provision of this Plan, the tenth Business Day period referred to in this §3.10 may not be extended by the Board.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1       Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein, subject to the terms and conditions hereof.

Manner of Exercise

4.2       An Optionee who wishes to exercise his Option may do so by delivering:

(a)	a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)	cash, certified cheque or bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate certified cheques or bank drafts for such Exercise Price and such amounts to be withheld.

Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such other procedures and conditions as it determines appropriate with respect to the payment, funding or withholding of amounts required by law to be withheld on the exercise of Options under this Plan.

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Delivery of Certificate and Hold Periods

4.3       As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue to the Optionee the appropriate number of Optioned Shares. The transfer agent will either issue a certificate representing the Optioned Shares or a written notice in the case of uncertificated Common Shares. Such issued certificate or written notice, as the case may be, will bear a legend stipulating any resale restrictions required under applicable securities laws.

ARTICLE 5
AMENDMENTS TO PLAN OR OPTIONS

Amendments Generally

5.1       The Board may, at any time and from time to time, amend, suspend, terminate or discontinue the Plan or an Option, or revoke or alter any action taken pursuant to the Plan or an Option, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any Option without the written consent of the applicable participant and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval of shareholders or any governmental or regulative body.

5.2       With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the board would have the authority to initially grant such award as so modified or amended.

Amendments by Board

5.3       Without limiting the generality of §5.1, the Board may make the following types of amendments to the Plan without seeking Shareholder Approval (but shall still seek approval from the TSX):

(a)	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the TSX Policies);

(c)	amendments respecting administration of the Plan;

(d)	any amendment to the vesting provisions of the Plan or any Option;

(e)	any amendment to the early termination provisions of the Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original Expiry Date;

(f)	any amendments necessary to suspend or terminate the Plan; and

(g)	any other amendment, whether fundamental or otherwise, not requiring Shareholder Approval under applicable Law (including, without limitation, the TSX Policies).

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Amendments Requiring Shareholder Approval

5.4       The Board may not, without approval of the TSX and of holders of a majority of the issued and outstanding equity securities of the Company present and voting in person or by proxy at a meeting of holders of such securities, amend the Plan or an Option to do any of the following:

(a)	increase the aggregate maximum percentage of Common Shares issuable under the Plan;

(b)	make any amendment that would reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option at a reduced Exercise Price);

(c)	extend the term of any Option beyond the Expiry Date of the Option or allow for the Expiry Date of an Option to be greater than 10 years except as currently provided in connection with a Black-out Period;

(d)	permit assignments, or exercises other than by the applicable Participant, of Options beyond that contemplated by §3.4(a);

(e)	expand the definition of “Service Provider” or otherwise alter the conditions for eligibility for participation in the Plan;

(f)	amend the Plan to provide for any other types of compensation through equity issuance, unless the change to the Plan or an Option results from the application of §3.9; and

(g)	effect an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

5.5       Where Shareholder Approval is sought for amendments under §5.4(b) or §5.4(c) above, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the amendment will be excluded. In the event of any conflict between §5.3 and §5.4 above, the latter will prevail to the extent of any conflict.

Amendment Subject to Approval

5.6       If the amendment of an Option requires Regulatory Approval or Shareholder Approval, such amendment may be made prior to such approvals being given, but no amended Options may be exercised unless and until such approvals are given.

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ARTICLE 6
INSIDER PARTICIPATION LIMIT

Insider participation subject to Disinterested Shareholder Approval

6.1       None of the following actions will become effective without first obtaining Shareholder Approval:

(a)	Common Shares being issuable to Insiders under this Plan at any time, when combined with all of the Company’s other Share Compensation Arrangements, exceeding 10% of the Outstanding Shares; and

(b)	Common Shares issued to Insiders under this Plan, when combined with all of the Company’s other Share Compensation Arrangements, exceeding 10% of the Outstanding Shares in any 12 month period.

6.2       Where Shareholder Approval is sought for an action under §6.1, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the action will be excluded.

ARTICLE 7
GENERAL

Employment and Services

7.1       Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by a Service Provider will be voluntary.

No Representation or Warranty

7.2       The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such participant and not the Company.

Interpretation

7.3       The Plan will be governed and construed in accordance with the laws of the Province of Alberta.

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Effective Date of Plan

7.4       This Plan will be effective from and after the date upon which the Company first receives Shareholder Approval for the Plan, subject to TSX acceptance, and will remain effective provided that the Plan, or, if applicable, any amended version thereof receives Shareholder Approval, on or before each third annual general meeting of shareholders of the Company. This Plan will replace the then existing Amended Stock Option Plan dated for reference September 9, 2010 and the Employee Stock Option Plan dated for reference June 15, 2009 (the “Previous Plans”). All validly outstanding options granted under the Previous Plans and existing at the time this Plan comes into effect will be subject to the terms of this Plan, and will be counted for the purposes of calculating what may be issued under this Plan. If the terms of this Plan adversely affect Optionees holding options granted under either or both of the Previous Plans, such options will be subject to such Previous Plan to the extent necessary only to avoid the adverse effect, but otherwise will be subject to the terms of this Plan.

Adoption of Plan

7.5       This Plan was adopted by the Board on September 15, 2020 and approved by the Shareholders of the Company on October 15, 2020.

CORPORATE SECRETARY

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SCHEDULE “A”

STOCK OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ______ day of _______________, 20___ (the “Effective Date”) SKEENA RESOURCES LTD. (the “Company”) has granted to _____________________________ (the “Service Provider”), an Option to acquire _______________ Common Shares (“Optioned Shares”) up to 5:00 p.m Vancouver Time on the ______ day of _______________, 20___ (the “Expiry Date”) at an Exercise Price of CDN$____________ per share.

Vesting: Optioned Shares may be acquired as follows:

Term: The term of this Option is _______ from the date of grant, unless otherwise determined by the board of directors of the Company.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Stock Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash, certified cheque or bank draft payable to the Company for the aggregate Exercise Price and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate cash payments, or certified cheques or bank drafts for such exercise Price and such amount to be withheld. Notwithstanding the foregoing, the Service Provider may be obligated to comply with such other procedures and conditions implemented by the Company with respect to the payment, funding or withholding of such amounts to be withheld.

A certificate or a written notice, in the case of uncertificated shares, for the Optioned Shares so acquired will be issued by the transfer agent of the Company as soon as practicable after receipt by the Company thereof.

SKEENA RESOURCES LTD.

Authorized Signatory

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SCHEDULE “C”

Special Resolution to amend Company’s Articles

WHEREAS:

A.	the Toronto Stock Exchange has requested that in connection with the graduation of Skeena Resources Ltd. (the “Company”), the Company amend its articles to remove part 15 of the Company’s articles representing the alternate directors provision in its entirety; and

B.	the Business Corporations Act (British Columbia) requires that an alteration to the Notice of Articles of the Company be completed by way of special resolution.

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Company’s Articles be altered by removing Part 15 in its entirety;

2.	any one director or officer of, or the solicitor for, the Company is authorized to execute the required Notice of Alteration on behalf of the Company;

3.	any one director or officer of, or the solicitor for, the Company is authorized and directed to electronically file the Notice of Alteration with the British Columbia Registrar of Companies; and

4.	upon the Notice of Alteration taking effect, the Company’s Articles be altered to reflect the removal of part 15.

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SCHEDULE “D”

RSU Plan

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SCHEDULE “D”

Skeena Resources Ltd.

Restricted Share Unit Plan

SKEENA RESOURCES LTD.

RESTRICTED SHARE UNIT PLAN

1.	DEFINED TERMS

1.1	Where used herein, the following terms shall have the following meanings, respectively:

(a)	“Account” means the account maintained by the Corporation for each Participant in connection with the operation of the Plan to which any Restricted Share Units in respect of a Participant will be credited under the Plan;

(b)	“Administrator” has the meaning ascribed thereto in Section 10.4;

(c)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 12.2;

(d)	“Beneficiary” means an individual who as of the date of the Participant's death, has been designated as the Participant's beneficiary in accordance with Section 9.2 and the laws applying to the Plan, or, where no one has been validly designated or the individual designated does not survive the Participant, the Participant's legal representative;

(e)	“Board” means the board of directors of the Corporation;

(f)	“Business Day” means a day on which there is trading on the TSX-V or TSX (or, if the Shares are not then listed and posted for trading on the TSX-V or TSX, such other stock exchange on which the Shares are then listed and posted for trading), and if none, a day that is not a Saturday or Sunday or a national legal holiday in Canada;

(g)	“Change of Control” means:

i.	the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of (i) voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation or (ii) a sufficient number of the voting rights attached to the outstanding voting securities of the Corporation which, together with the voting securities held by such person or company or persons or companies, affect materially the control of the Corporation, and such person or company or persons or companies did not hold a sufficient number of voting rights to affect materially the control of the Corporation immediately prior to the time of such acquisition;

ii.	an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or

iii.	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than a subsidiary of the Corporation or other than in the ordinary course of business of the Corporation;

(h)	“Committee” has the meaning ascribed thereto in Section 10.2;

(i)	“Constructive Dismissal” means a material change, as determined on a case by case basis after the occurrence of a Change of Control and having regard for, among other things, the duties and responsibilities of, and compensation payable to, the Participant both prior and subsequent to the Change of Control, in the terms and conditions of the Participant's employment by the Corporation (or a Subsidiary, as applicable) which is adverse to the Participant's interests and is not agreed to by the Participant and which results in the Participant's constructive dismissal as determined by the common law;

(j)	“Consultant” means an individual or corporation, other than an employee, executive officer or director of the Corporation or a Related Entity of the Corporation, that is engaged to provide consulting, technical, management or other services to the Corporation or a Related Entity of the Corporation (other than services provided in relation to a distribution) under a written consulting agreement with the Corporation or the Related Entity and that spends or will spend a significant amount of time and attention on the affairs and business of the issuer or a related entity of the issuer and includes a person who is otherwise a “Consultant” within the meaning of section 2.22 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

(k)	“Corporation” means Skeena Resources Ltd., and includes any successor corporation thereof;

(l)	“Designated Broker” has the meaning ascribed thereto in Section 5.3(b);

(m)	“Disability” means either:

i.	a medically determinable physical injury or mental incapacity which is expected to result in death or to last for a continuous period of not less than twelve months and which causes an individual to be unable to engage in substantial gainful activity, or any other condition of impairment, which the Board determines prevents or would prevent the Participant from satisfactorily performing the substantial and material duties of his or her position with the Corporation; or

ii.	where a Participant has a written employment agreement with the Corporation or a Subsidiary, “Disability” as defined in such employment agreement, if applicable;

(n)	“Employer” means, in respect to a Participant who is an officer, director or employee, the entity that employs the Participant (or that employed the Participant immediately prior to his Termination Date), and, in respect of a Participant who is a Consultant, the entity with which the Consultant has or had a written consulting agreement, and, in each case, the Employer shall be the Corporation or a Subsidiary;

(o)	“Expiry Date” means, with respect to any Restricted Share Unit, the date specified in the applicable Grant Agreement, if any, as the date on which the Restricted Share Unit will be terminated and cancelled or, if later or no such date is specified in the Grant Agreement, December 31 of the third (3rd) calendar year following the end of the applicable Service Year;

(p)	“Fair Market Value”, of a Share, on a particular date, means:

i.	where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

ii.	the volume-weighted average price of the Shares traded on the TSX-V or TSX for the five (5) trading days immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX-V or TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation).

(q)	“Grant Agreement” means the written agreement between the Corporation and a Participant, in such form as may be approved by the Board, under which a Restricted Share Unit is granted, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan;

(r)	“Grant Date” means the date upon which a Restricted Share Unit is credited to a Participant pursuant to the terms of the Plan;

(s)	“Insider” has the same meaning ascribed to that term as set out in the TSX Company Manual;

(t)	“non-executive director” has the meaning set out in Section 4.1(d);

(u)	“Participant” means an officer, director, employee, or Consultant of the Corporation or a Subsidiary whose services to the Corporation or Subsidiary are sufficient, in the opinion of the Board, to warrant participation in the Plan and who is designated by the Board as a Participant;

(v)	“Participant Information” has the meaning ascribed thereto in Section 10.7;

(w)	“Performance Criteria” means such financial, operation, transaction-based and personal performance criteria, or any one or more of them, as may be determined by the Board in respect of the grant of Restricted Share Units to any Participant, which criteria may be applied to either the Corporation and its Subsidiaries as a whole or to the Corporation or a Subsidiary individually or in any combination, and measured either in total, incrementally or cumulatively over a calendar year or such other performance period as may be specified by the Board in its sole discretion, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group;

(x)	“Plan” means this Skeena Resources Ltd. Restricted Share Unit Plan, as the same may be further amended or varied from time to time;

(y)	“Redundancy” means the termination of employment due to the fact that,

i.	the person’s employer has ceased or intends to cease to carry on business for the purposes of which the employee was employed by him, or to carry on that business in the place where the employee was so employed, or

ii.	the requirements of that business for employees to carry out work of a particular kind, or for employees to carry out work of a particular kind in the place where the employee was employed by the employer, have ceased or diminished or are expected to cease or diminish;

(z)	“Related Entity” means a person that is controlled by the Corporation or is controlled by the same person that controls the Corporation and “control” for the purpose of this definition has the same meaning as set out in section 2.23 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

(aa)	“Restricted Share Unit” means a restricted share unit credited pursuant to Article 3, by means of an entry on the books of the Corporation, to a Participant, each of which represents the right to receive a cash payment or its equivalent in fully-paid Shares equal to the Fair Market Value of a Share calculated at the Vesting Date, in the manner, and subject to the terms of the Plan;

(bb)	“Retirement” means the termination of employment due to retirement of a Participant on or after such Participant’s normal retirement date under the applicable retirement plan or policy of his or her employer or due to early retirement with the consent of the Board;

(cc)	“RSU Payment Date” has the meaning ascribed thereto in Section 5.3(a);

(dd)	“Service Year” the year in which the Participant performed the services to which the grant of Restricted Share Units relates;

(ee)	“Share” means a Common share without par value in the capital of the Corporation;

(ff)	“Subsidiary”, in relation to the Corporation, means any body corporate, trust, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units, as applicable, or ownership or beneficial interest sufficient to elect the majority of the directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by the Corporation;

(gg)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time;

(hh)	“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active employee, director or Consultant, as the case may be, and, in the case of a Participant who is an employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is a Consultant, the date the written contract between the Consultant and the Corporation or any Subsidiary is terminated or expires and the Consultant no longer provides services thereunder. A Participant will be deemed not to have ceased to be an employee of the Corporation or a Subsidiary in the case of a transfer of his employment between the Corporation and a Subsidiary or a transfer of employment between Subsidiaries;

(ii)	“TSX” means the Toronto Stock Exchange;

(jj)	“TSX-V” means the Toronto Venture Exchange;

(kk)	“Vested Restricted Share Unit” means any Restricted Share Unit which has vested in accordance with the terms of the Plan and the terms of any applicable Grant Agreement; and

(ll)	“Vesting Date” means, in respect of any Restricted Share Unit, the date that the Restricted Share Unit becomes a Vested Restricted Share Unit.

1.2	As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative. The headings of the articles, sections and clauses are inserted herein for convenience of reference only and shall not affect the meaning of construction thereof.

1.3	Unless otherwise specified, time periods wherein or following which any payment (whether in cash or Shares) is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment (whether in cash or Shares) is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made on the immediately preceding Business Day.

2.	PURPOSE OF THE PLAN

2.1	The purpose of the Plan is to promote profitability and enhance the long term value of the Corporation; to retain and attract key employees; align the interests of management and employees with the interests of shareholders; to recognize the contribution of Participants in the Plan to the growth of the company; and to provide a longer term incentive element in an overall compensation package which is competitive with the Corporation’s peer group.

3.	GRANT OF RESTRICTED SHARE UNITS

3.1	The Corporation may from time to time grant Restricted Share Units to a Participant in such numbers, at such times and on such terms and conditions, consistent with the Plan, as the Board may in its sole discretion determine; provided, however, that no Restricted Share Units will be granted after December 15 of a given calendar year. For greater certainty, the Board shall, in its sole discretion, determine any and all conditions to the vesting of any Restricted Share Units granted to a Participant, which vesting conditions may be based on either or both of: (a) the Participant's continued employment with, or provision of consulting services to, the Corporation or a Subsidiary; or (b) such other terms and conditions including, without limitation, Performance Criteria, as the Board may determine in accordance with Section 3.2, provided that no such vesting condition for a Restricted Share Unit granted to an officer, director or employee shall extend beyond December 15 of the third calendar year following the Service Year in respect of which the Restricted Share Units were granted and all vesting conditions for a Restricted Share Unit granted to an officer, director or employee shall be such that the Restricted Share Unit complies at all times with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act.

3.2	Subject to the terms of the Plan, the Board may determine other terms or conditions of any Restricted Share Units, and shall specify the material terms thereof in the applicable Grant Agreement, which shall be in such form as prescribed by the Board from time to time. Without limiting the generality of the foregoing, such additional terms and conditions may include terms or conditions relating to:

(a)	the market price of the Shares;

(b)	the return to holders of Shares, with or without reference to other comparable companies;

(c)	the financial performance or results of the Corporation or a Subsidiary;

(d)	the achievement of Performance Criteria or other performance criteria relating to the Corporation or a Subsidiary;

(e)	any other terms and conditions the Board may in its discretion determine with respect to vesting or the acceleration of vesting; and

(f)	the Vesting Date;

which shall be set out in the Grant Agreement. The conditions may relate to all or a portion of the Restricted Share Units in a Grant and may be graduated such that different percentages (which may be greater or lesser than 100%) of the Restricted Share Units in a Grant will become vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Grant Date of a Restricted Share Unit, waive any such term or condition or determine that it has been satisfied subject to applicable law. For greater certainty, no term or condition imposed under a Grant Agreement may have the effect of causing settlement and payout of a Restricted Share Unit to occur after December 31 of the third calendar year following the Service Year in respect of which such Restricted Share Unit was granted.

3.3	No certificates shall be issued with respect to Restricted Share Units.

3.4	The Board shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

3.5	The Corporation shall maintain in its books an Account for each Participant recording at all times the number of Restricted Share Units standing to the credit of such Participant. Restricted Share Units that fail to vest in a Participant pursuant to the provisions of the Plan, or that are paid out to the Participant or his Beneficiary, shall be cancelled and shall cease to be recorded in the Participant's Account as of the date on which such Restricted Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be.

4.	SHARES SUBJECT TO THE PLAN

4.1	This Section 4.1 applies to any securities that may be acquired by Participants on any RSU Payment Date pursuant to Section 5.3(b) that consist(s) of authorized but unissued Shares. Subject to adjustment for any subdivision, consolidation or distribution of Shares as contemplated by, and in accordance with, Article 8:

(a)	The number of Shares issuable from treasury pursuant to the Plan shall not exceed five percent (5%) of the issued and outstanding Shares.

(b)	The number of Shares issued to Insiders from treasury pursuant the Plan, together with any other share compensation arrangement of the Corporation that provides for the issuance of Shares from treasury, shall not, within a one (1) year period, exceed ten percent (10%) of the issued and outstanding Shares.

(c)	The number of Shares issuable to Insiders from treasury pursuant to Restricted Share Units granted under the Plan, together with any other share compensation arrangement of the Corporation that provides for the issuance of Shares from treasury, shall not, at any time, exceed ten percent (10%) of the issued and outstanding Shares from time to time.

(d)	This Section 4.1 and any Employer's right to elect under Section 5.3(b) to satisfy RSUs by the issuance of Shares from treasury will be effective only upon receipt of all necessary shareholder approvals of the Plan, as amended from time to time, as required by the rules, regulations and policies of the TSX and any other stock exchange on which Shares are listed or traded.

(e)	The aggregate equity award value, based on grant date fair value, of any grants of Restricted Share Units under Section 3.1 that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on a grant date fair value, of any grants under any other share compensation arrangements of the Corporation, that may be made to a Participant who is a non-executive director for a year shall not exceed $150,000. For greater certainty, the limitation on equity award value referenced above shall not apply to a Participant who is an executive of the Corporation or a Subsidiary.

(f)	If any Restricted Share Unit granted under the Plan shall expire, terminate or be cancelled for any reason (including, without limitation, the satisfaction of the Restricted Share Unit by means of a cash payment) without being exercised or settled in the form of Shares issued from treasury, any unissued Shares to which such Restricted Share Units relate shall be available for the purposes of the granting of further Restricted Share Units under the Plan. If any rights to acquire Shares granted under any other security-based compensation arrangements of the Corporation shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such security relates shall be available for the purposes of the granting of further Restricted Share Units under the Plan.

5.	VESTING AND PAYOUT OF RESTRICTED UNITS

5.1	Except as otherwise provided herein, the number of Restricted Share Units subject to each grant, the Expiry Date of each Restricted Share Unit, the Vesting Dates with respect to each grant of Restricted Share Units and other terms and conditions relating to each such Restricted Share Unit shall be determined by the Board.

5.2	Restricted Share Units granted hereunder shall, unless otherwise determined by the Board, and as specifically set out in the Grant Agreement, vest as to 1/3 on each of the first and second anniversaries of the Grant Date, and the remaining 1/3 shall vest on the earlier of: (i) the third anniversary of the Grant Date; and (ii) December 15 of the third calendar year following the Service Year in respect of which the Restricted Share Units were granted.

5.3	The following are the procedures that will be followed by the Corporation on the vesting of Restricted Share Units. The references to Withholding Taxes apply to Canadian withholdings applicable to a Participant who is an officer, director or employee of the Corporation or a Subsidiary that had Restricted Share Units granted under the Plan. The Appendix to the Plan applies to Participants that are US Taxpayers. Participants that are Consultants and are non-employees of the Corporation should seek their own advice as to the timing and taxation of the grant and vesting of Restricted Share Units under the Plan.

(a)	On a date (the “RSU Payment Date”) to be selected by the Board following the date a Restricted Share Unit has become a Vested Restricted Share Unit, which date shall be within fifteen (15) days of the Vesting Date and which date shall not, in any event, extend beyond December 15th of the third year following the Service Year for any particular Restricted Share Unit, the Employer shall make to a Participant a cash payment equal to the product of the number of Vested Restricted Share Units recorded in the Participant's Account multiplied by the Fair Market Value on the Vesting Date, less Applicable Withholding Taxes or be issued from treasury and receive the number of whole Shares that is equal to the number of whole Vested Restricted Share Units recorded in the Participant’s Account on the RSU Payment Date. The Participant must provide the Employer with a cheque for any Applicable Withholding Taxes prior to the release of any Shares to the Participant or the Employer may arrange for a Designated Broker to sell such number of Shares as is sufficient to pay the Applicable Withholding Taxes and deliver such amount to the Employer for remittance to the Canada Revenue Agency.

(b)	Subject to Section 5.3(c) and Section 5.3(d), and the receipt of all necessary shareholder approvals as required under the rules, regulations and policies of the TSX, TSX-V and any other stock exchange on which Shares are listed or traded, the Employer may, in lieu of the cash payment contemplated in Section 5.3(a) above, on the RSU Payment Date, elect to either issue (or cause to be issued) to the Participant or through a broker designated by the Participant who is independent from the Corporation and any subsidiary (the “Designated Broker”), acquire on behalf of such Participant, the number of whole Shares that is equal to the number of whole Vested Restricted Share Units recorded in the Participant’s Account on the RSU Payment Date (less any amounts in respect of Applicable Withholding Taxes). If the Employer elects to arrange for the purchase of Shares by a Designated Broker on behalf of the Participant, the Employer shall contribute to the Designated Broker an amount of cash sufficient, together with any reasonable brokerage fees or commission fees related thereto, to purchase the whole number of Shares to which the Participant is entitled and the Designated Broker shall, as soon as practicable thereafter, purchase those Shares, on behalf of such Participant, on the TSX or TSX-V (or other stock exchange on which the Shares are listed or traded).

(c)	Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of, a Participant under this Section 5.3, including, without limitation, the issuance or delivery of Shares or a lump sum cash payment, shall be paid or delivered on or before December 31 of the third calendar year commencing immediately following the Service Year in respect of the particular Restricted Share Unit.

(d)	Subject to Section 5.3(c) above, the Board or the Administrator will ensure that delivery of the Shares or cash payment required by Section 5.3(c), is made within fifteen (15) Business Days after the RSU Payment Date.

(e)	Upon payment of any amount pursuant to this Section 5.3 in cash or Shares, as the case may be, the particular Restricted Share Units in respect of which such payment was made shall be cancelled and no further payments (whether in Shares or cash or otherwise) shall be made in relation to such Restricted Share Units.

6.	DIVIDEND EQUIVALENTS

6.1	On any record date that occurs during the period from the Grant Date to the RSU Payment Date on which a cash dividend is paid on Shares, a Participant’s account will be credited with the number of Restricted Share Units (including fractional Restricted Share Units, computed to three digits) calculated by:

(a)	multiplying the amount of the dividend per Share by the aggregate number of Restricted Share Units (taking into account both vested and unvested Restricted Share Units) that were credited to the Participant’s account as of the record date for payment of the dividend, and

(b)	dividing the amount obtained in paragraph (a) above by the Fair Market Value on the date on which the dividend is paid.

6.2	The additional Restricted Share Units granted to a Participant shall be subject to the same terms and conditions, including vesting and settlement terms, as the corresponding Restricted Share Units, as the case may be.

7.	TERMINATION, RETIREMENT AND CHANGE OF CONTROL

7.1	Notwithstanding the provisions of Article 5 and subject to the remaining provisions of this Article 7 and to any express resolution passed by the Board, on a Participant's Termination Date, any Restricted Share Units granted to such Participant which have not become Vested Restricted Share Units prior to the Participant's Termination Date shall terminate and become null and void as of such date.

7.2	Where the Participant's Termination Date occurs as a result of the Participant's Disability or Retirement or Redundancy:

(a)	any unvested Restricted Share Units standing to the credit of such Participant that would otherwise have vested within sixty (60) days of the Participant's Termination Date shall immediately become Vested Restricted Share Units and shall be settled within sixty (60) days after the Participant's Termination and otherwise in the ordinary course in accordance with Section 5.3 of the Plan and all other Restricted Share Units that remain unvested as of the Participant's Termination Date shall terminate and become null and void as of such date; and

(b)	if no Restricted Share Units standing to the credit of such Participant would otherwise have vested within sixty (60) days of the Participant’s Termination Date, then a pro-rata portion of the Participant’s Restricted Share Units that are scheduled to vest on the next scheduled Vesting Date set forth in the Grant Agreement shall vest, based on the number of days since the Grant Date to the Termination Date in relation to the total number of days since the Grant Date to such Vesting Date, and such Restricted Share Units shall be settled in the ordinary course in accordance with Section 5.3 of the Plan and all other Restricted Share Units that remain unvested as of the Participant’s Termination Date shall terminate and become null and void as of such date.

7.3	Where the Participant's Termination Date occurs as a result of the Participant's death, any Restricted Share Units standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for a period of twelve (12) months after the Participant's Termination Date. Any Restricted Share Units granted to such Participant which have not become Vested Restricted Share Units on or before the date that is the first anniversary of the Participant's Termination Date shall terminate and become null and void as of such date.

7.4	In the event of a Change of Control or a determination by the Board that a Change of Control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any Restricted Share Units, including, without limitation: (i) ensuring that the Corporation or any entity which is or would be the successor to the Corporation or which may issue securities in exchange for Shares upon the Change of Control becoming effective will provide each Participant with new or replacement or amended Restricted Share Units which will continue to vest and be exercisable following the Change of Control on similar terms and conditions as provided in this Plan; (ii) causing all or a portion of the outstanding Restricted Share Units to become Vested Restricted Share Units (irrespective of their vesting conditions) prior to the Change of Control, except that any such accelerated vesting shall require the termination of the Participant’s employment in accordance with Section 7.5 unless a Participant’s economic interest in any Restricted Share Units would not be preserved or dilution or enlargement of any Restricted Share Units would not be prevented, in which case the Board shall have the authority to cause all or a portion of the outstanding Restricted Share Units to become Vested Restricted Share Units irrespective of whether the Participant is terminated; or (iii) any combination of the above.

7.5	Provided that payments have not been made in respect of a Participant's Restricted Share Units in accordance with Section 5.3, if the employment of a Participant is terminated by the Corporation (or a Subsidiary, as applicable) or by the Participant as a result of Constructive Dismissal, within six (6) months following a Change of Control, subject to the provisions of any applicable Grant Agreement, all Restricted Share Units credited to the Participant and then outstanding shall (whether otherwise vested or not at such time) become Vested Restricted Share Units at the time of such termination and each Participant shall be entitled to payouts in accordance with Article 5; provided that in the event that any Restricted Share Units are subject to Performance Criteria, the number of vested Restricted Share Units will be determined by multiplying the number of Restricted Share Units under the applicable Grant Agreement by the pro rata Performance Criteria achieved by the Termination Date.

8.	AMENDMENT AND TERMINATION

8.1	Subject to this Article 8, the Plan may be amended at any time by the Board in whole or in part, provided that no amendment shall be made which would cause the Plan, or any Restricted Share Units granted hereunder, to cease to comply with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act or any successor provision thereto. Upon termination of the Plan, subject to a resolution of the Board to the contrary, all unvested Restricted Share Units shall remain outstanding and in effect and continue to vest and be paid out in accordance with the terms of the Plan existing at the time of its termination and the applicable Grant Agreement, provided that no further Restricted Share Units will be credited to the Account of any Participant. The Plan will terminate on the date upon which no further Restricted Share Units remain outstanding.

8.2	In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Corporation or other distribution of the Corporation's assets to shareholders of the Corporation (other than the payment of ordinary course cash or stock dividends in respect of the Shares), the number of Shares subject to this Plan and the Restricted Share Units then outstanding under the Plan shall be adjusted in such manner, if any, as the Corporation may in its discretion deem appropriate to preserve, proportionally, the interests of Participants under the Plan. Adjustments under this Section 8.2 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. All fractional Restricted Share Units shall be rounded down.

8.3	Subject to Section 8.4 and the policies, rules and regulations of any lawful authority having jurisdiction over the Corporation (including any exchange on which the Shares are then listed and posted for trading), the Board may at any time, without further action by, or approval of, the holders of Shares, amend the Plan or any Restricted Share Unit granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)	Ensure that Restricted Share Units granted under the Plan will comply with any provisions respecting restricted share units or other security based compensation arrangements in the Tax Act or other laws in force in any country or jurisdiction of which a Participant to whom a Restricted Share Unit has been granted may from time to time perform services or be resident;

(b)	Make amendments of a procedural or “housekeeping” nature;

(c)	Change the termination and/or vesting provisions of a Restricted Share Unit granted under the Plan provided that the change does not entail an extension of the Expiry Date of the Restricted Share Unit beyond the original Expiry Date of the Restricted Share Unit; or

(d)	Suspend or terminate the Plan.

Any such amendments shall, if made, become effective on the date selected by the Board. The Board may not, however, without the consent of the Participants, or as otherwise required by law, alter or impair any of the rights or obligations under any Restricted Share Units theretofore granted.

8.4	Notwithstanding Section 8.3, approval of the holders of Shares will be required in order to:

(a)	Increase the maximum number of Shares reserved for issuance under the Plan:

(b)	Amend the determination of Fair Market Value under the Plan in respect of any Restricted Share Unit, or a cancellation and reissuance of Restricted Share Units so as to in effect amend the determination of Fair Market Value thereof;

(c)	Extend the Expiry Date of any Restricted Share Unit beyond the original Expiry Date;

(d)	Increase any limit on grants of Restricted Share Units to Insiders;

(e)	Expand the circumstances under which Restricted Share Units may be assigned or transferred as permitted by Section 9.1 hereof;

(f)	Amend the class of eligible participants under the Plan;

(g)	Amend the limits on grants of Restricted Share Units to non-executive directors;

(h)	Add any provision providing for financial assistance to Participants for the settlement of Restricted Share Units;

(i)	Amend this Section 8; or

(j)	Grant additional powers to the Board to amend the Plan or any Restricted Share Unit without the approval of holders of Shares.

8.5	The existence of any Restricted Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.6	Notwithstanding the provisions of this Article 8, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

9.	NO TRANSFER OR ASSIGNMENT OF PARTICIPANTS' RIGHTS

9.1	Restricted Share Units are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except as provided in Section 9.2, and no right or interest of any Participant under the Plan or to receive any payment (whether in cash or Shares) hereunder shall be liable for or subject to any obligation or liability of such Participant.

9.2	Subject to the requirements of applicable law, a Participant may designate in writing an individual who is a dependent or relation of the Participant as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to applicable laws, alter or revise such designation from time to time. The original designation or any change thereto shall be in the form as the Board may, from time to time, determine.

10.	ADMINISTRATION

10.1	Nothing in the Plan or in any Grant Agreement shall be construed as giving any Participant the right to be retained in the employ of or as a Consultant to the Corporation or any of its Subsidiaries or any right to any payment whatsoever except to the extent of the benefits provided for by the Plan or the applicable Grant Agreement. The Corporation and its Subsidiaries expressly reserve the right to dismiss any Participant or terminate any Participant's status as a Consultant at any time. No reasonable notice or payment in lieu thereof will extend the period of employment for purposes of the Plan.

10.2	The Board may, to the extent permitted by law, and subject to regulatory approval, if any, at any time appoint a committee of the Board (the “Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board, this Plan will be administered by the Board). The Board will take such steps that in its opinion are required to ensure that the Committee has the necessary authority to fulfill its functions under this Plan. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee, as applicable in the context used.

10.3	The Board may revoke the Committee’s authority hereunder at any time in the Board’s sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers conferred on the Committee under this Plan. In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan. Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

10.4	The Board may, to the extent permitted by law, and subject to regulatory approval, if any, delegate any of its administrative responsibilities under the Plan and powers related thereto to one or more persons including, without limitation, an officer of the Corporation (the “Administrator”), and all actions taken and decisions made by such Administrator in this regard shall be final, conclusive, and binding on all parties concerned, including but not limited to, the Corporation, the Participants, and any Beneficiary.

10.5	Subject to Sections 10.2, 10.3 and 10.4, the Plan shall be administered by the Board with the assistance of the Compensation Committee and the Chief Executive Officer as provided herein, and the Board has the sole and complete authority, in its discretion, to:

(a)	interpret the Plan and the Grant Agreements and prescribe, modify and rescind rules and regulations relating to the Plan and the Grant Agreements;

(b)	correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan;

(c)	exercise rights reserved to the Corporation under the Plan;

(d)	determine whether and to the extent to which any Performance Criteria or other conditions applicable to the Vesting of Restricted Share Units have been satisfied or shall be waived or modified;

(e)	prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(f)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

Subject to Sections 10.2 and 10.3, the Board's determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Participants, any Beneficiary and all other persons.

10.6	All expenses of administration of the Plan shall be borne by the Corporation as determined by the Board.

10.7	Each Participant shall provide the Corporation, the Board and the Administrator (either individually or all, as applicable) with all information (including “personal information” as defined in the Personal Information Protection and Electronic Documents Act (Canada) or any applicable provincial privacy legislation) they require in order to administer the Plan or to permit the Participant to participate in the Plan (the “Participant Information”). The Corporation, the Board, and the Administrator may from time to time transfer or provide access to the Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Corporation in connection with the operation and administration of the Plan and provided further that such service provider agrees to take appropriate measures to protect the Participant Information and not to use it for any purpose except to administer or operate the Plan. The Corporation may also transfer and provide access to Participant Information to its Subsidiaries for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. In addition, Participant Information may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Corporation or its Subsidiaries, provided that such party is bound by appropriate agreements or obligations and required to use or disclose the Participant Information in a manner consistent with this Section 9.5. The Corporation shall not disclose Participant Information except as contemplated in this Section 9.5 or in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body or a self-regulatory body in which the Corporation participates in order to comply with applicable laws (including, without limitation, the rules, regulations and policies of the TSX, TSX-V and any other stock exchange on which the Shares are then listed and posted for trading) or for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction over the Corporation to compel production of the information. By participating in the Plan, each Participant acknowledges that Participant Information may be so provided as set forth above and agrees and consents to its provision on the terms set forth herein.

11.	LIABILITY

11.1	None of the Corporation, the Board, the Administrator or any person acting on their direction or authority shall be liable for any action or determination made in good faith pursuant to the Plan or any Grant Agreement under the Plan nor for anything done or omitted to be done by such person with respect to the price, time, quantity or other conditions and circumstances of the issuance or purchase of Shares under the Plan or with respect to any fluctuations in the market price of the Shares or in any other connection under the Plan.

12.	TAXES AND OTHER SOURCE DEDUCTIONS

12.1	The Corporation and its Subsidiaries shall not be liable for any tax imposed on any Participant or any Beneficiary as a result of the crediting, holding or redemption of Restricted Share Units, amounts paid or credited to such Participant (or Beneficiary), or securities issued or transferred to such Participant (or Beneficiary) under this Plan. It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

12.2	The Corporation and its Subsidiaries may withhold from any amount payable to a Participant or Beneficiary, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant or Beneficiary (the “Applicable Withholding Taxes”), and including amounts required to be withheld from a non-resident of Canada under regulation 105 of the Income Tax Act or otherwise.

13.	NO SHAREHOLDER RIGHTS AND UNFUNDED PLAN

13.1	Under no circumstances shall Restricted Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, including, without limitation, voting rights, dividend entitlement rights or rights on liquidation, nor shall any Participant be considered the owner of Shares by virtue of the award of Restricted Share Units.

13.2	The Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his Beneficiary holds any rights by virtue of a grant of Restricted Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

14.	CURRENCY

14.1	All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

15.	GOVERNING LAW

15.1	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

APPENDIX

Special Provisions Applicable to US Taxpayers

This Special Appendix sets forth special provisions of the Skeena Resources Ltd. Restricted Share Unit Plan (the “Plan”) that apply to Participants that are subject to Section 409A of the United States Internal Revenue Code of 1986, as amended. Terms defined in the Plan and used herein shall have the meanings set forth in the Plan document, as amended from time to time.

1.	Definitions

For purposes of this Special Appendix:

(a)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

(b)	“Section 409A” means Section 409A of the Code.

(c)	“US Taxpayer” means a Participant who is a citizen or permanent resident of the United States for purposes of the Code or a Participant for whom the compensation under this Plan would otherwise be subject to income tax under the Code.

2.	Compliance with Section 409A

(a)	2.1 In General. Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of Restricted Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

(b)	Settlement. Notwithstanding any other provision of the Plan, including but not limited to Sections 5.3, 7.2, 7.3. and 7.5, all amounts payable to a U.S. Taxpayer under this Plan, including, without limitation, the issuance or delivery of Shares or a lump sum cash payment, shall be paid or delivered no later than March 15th of the year immediately following the year in which the Vesting Date occurs in respect of the particular Restricted Share Unit.

(c)	Termination Event. Notwithstanding Section 7.3 of the Plan or otherwise, where the Participant's Termination Date occurs as a result of the Participant's death, any Restricted Share Units standing to the credit of such Participant that would otherwise have vested within one year of the Participant's death shall immediately become Vested Restricted Share Units and shall be settled within sixty (60) days following the Participant’s death and all other Restricted Share Units that are not yet vested as of the Participant's Termination Date shall terminate and become null and void as of such date.

3.	Amendment of Appendix

Notwithstanding Article 8 of the Plan, the Board shall retain the power and authority to amend or modify this Special Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A or to better comply with Canadian law. Such amendments may be made without the approval of any US Taxpayer.